As filed with the Securities and Exchange Commission on May 10, 2013

Registration No. 333-157904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

THE REPUBLIC OF KOREA

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Byeong Sun Song

Consul

Korean Consulate General

335 East 45th Street

New York, New York 10017

Copies to:

Jinduk Han, Esq. Cleary Gottlieb Steen & Hamilton LLP 39th Floor, Bank of China Tower One Garden Road Hong Kong	Alan L. Beller, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 United States of America

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

The securities being registered hereby are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement relates to US$7,000,000,000 aggregate principal amount of debt securities of The Republic of Korea to be offered from time to time as separate issues on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such offering. The prospectus constituting a part of this registration statement relates to the debt securities registered hereunder, of which The Republic of Korea has sold an aggregate principal amount of US$1,500,000,000 5.750% Notes due 2014 and US$1,500,000,000 7.125% Notes due 2019, and US$4,000,000,000 aggregate amount of securities remain unsold.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities.

SUBJECT TO COMPLETION, DATED MAY 10, 2013

PROSPECTUS

The Republic of Korea

US$7,000,000,000

Debt Securities

The Republic may offer up to US$7,000,000,000 of its debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements. The debt securities will be direct, unconditional, unsecured and unsubordinated obligations of the Republic and will at all times rank at least equally with all other unsecured and unsubordinated external indebtedness of the Republic.

The Republic will provide specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to make offers or sales of debt securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2013.

CERTAIN DEFINED TERMS AND CONVENTIONS

Unless the context otherwise requires, all references to “Korea” or the “Republic” contained in this prospectus are to The Republic of Korea. All references to the “Government” are to the government of Korea.

Unless otherwise indicated, all references to “won”, “Won” or “￦” contained in this prospectus are to the currency of Korea, and references to “U.S. dollars”, “Dollars”, “dollars”, “$” or “US$” are to the currency of the United States of America.

The fiscal year of the Republic ends on December 31 of each year. The fiscal year ended December 31, 2012 is referred to in this prospectus as “2012”, and other fiscal years are referred to in a similar manner.

Totals in some tables in this prospectus may differ from the sum of the individual items in those tables due to rounding.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the debt securities will become part of the Foreign Exchange Stabilization Fund established and managed under the Korean Foreign Exchange Transaction Act. The Foreign Exchange Stabilization Fund is used for:

•	selling and purchasing foreign currencies;

•	depositing or lending to The Bank of Korea, foreign governments, foreign central banks or other financial institutions inside and outside Korea;

•

guaranteeing debt incurred by The Bank of Korea, Korean institutions authorized to engage in foreign exchange business or foreign financial institutions in connection with foreign exchange transactions or engaging in certain currency derivatives transactions;

•	entrusting to Korean institutions authorized to engage in foreign exchange business to manage the Foreign Exchange Stabilization Fund; and

•

temporarily paying on behalf of the Government, foreign currency debt incurred by Korean institutions authorized to engage in foreign exchange business and guaranteed by the Government until payment is made by the Government using a contingency fund or supplementary budget.

THE REPUBLIC OF KOREA

Land and History

Territory and Population

Located generally south of the 38th parallel on the Korean peninsula, The Republic of Korea covers about 38,000 square miles, approximately one-fourth of which is arable. The Republic has a population of approximately 48 million people. The country’s largest city and capital, Seoul, has a population of about 11 million people.

Map of the Republic of Korea

Political History

Dr. Rhee Seungman, who was elected President in each of 1948, 1952, 1956 and 1960, dominated the years after the Republic’s founding in 1948. Shortly after President Rhee’s resignation in 1960 in response to student-led demonstrations, a group of military leaders headed by Park Chung Hee assumed power by coup. The military leaders established a civilian government, and the country elected Mr. Park as President in October 1963. President Park served as President until his assassination in 1979 following a period of increasing strife between the Government and its critics. The Government declared martial law and formed an interim government under

Prime Minister Choi Kyu Hah, who became the next President. After clashes between the Government and its critics, President Choi resigned, and General Chun Doo Hwan, who took control of the Korean army, became President in 1980.

In late 1980, the country approved, by national referendum, a new Constitution, providing for indirect election of the President by an electoral college and for certain democratic reforms, and shortly thereafter, in early 1981, re-elected President Chun.

Responding to public demonstrations in 1987, the legislature revised the Constitution to provide for direct election of the President. In December 1987, Roh Tae Woo won the Presidency by a narrow plurality, after opposition parties led by Kim Young Sam and Kim Dae Jung failed to unite behind a single candidate. In February 1990, two opposition political parties, including the one led by Kim Young Sam, merged into President Roh’s ruling Democratic Liberal Party.

In December 1992, the country elected Kim Young Sam as President. The election of a civilian and former opposition party leader considerably lessened the controversy concerning the legitimacy of the political regime. President Kim’s administration reformed the political sector and deregulated and internationalized the Korean economy.

In December 1997, the country elected Kim Dae Jung as President. President Kim’s party, the Millennium Democratic Party (formerly known as the National Congress for New Politics), formed a coalition with the United Liberal Democrats led by Kim Jong Pil, with Kim Jong Pil becoming the first prime minister in President Kim’s administration. The coalition, which temporarily ended before the election held in April 2000, continued with the appointment of Lee Han Dong of the United Liberal Democrats as the Prime Minister in June 2000. The coalition again ended in September 2001.

In December 2002, the country elected Roh Moo Hyun as President. President Roh and his supporters left the Millennium Democratic Party in 2003 and formed a new party, the Uri Party, in November 2003. On August 15, 2007, 85 members of the National Assembly, previously belonging to the Uri Party, or the Democratic Party, formed the United New Democratic Party (the “UNDP”). The Uri Party merged into the UNDP in August 20, 2007. In February 2008, the UNDP merged back into the Democratic Party. In December 2011, the Democratic Party merged with the Citizens Unity Party to form the Democratic United Party, which changed its name to the Democratic Party in May 2013.

In December 2007, the country elected Lee Myung-Bak as President. He commenced his term on February 25, 2008. The Lee administration pursued a lively market economy through deregulation, free trade and the attraction of foreign investment.

In December 2012, the country elected Park Geun-hye as President. She commenced her term on February 25, 2013. The Park administration’s key policy priorities include:

•	facilitating the growth of small and medium-enterprises and job creation;

•	seeking a productive welfare system based on customized welfare benefits and job training;

•	promoting clean and renewable energy technologies;

•	facilitating new growth engine industries;

•	taking initiatives on the denuclearization of North Korea; and

•	establishing an efficient government by reorganizing government functions.

Government and Politics

Government and Administrative Structure

Governmental authority in the Republic is centralized and concentrated in a strong Presidency. The President is elected by popular vote and can only serve one term of five years. The President chairs the State Council, which consists of the prime minister, the deputy prime ministers, the respective heads of Government ministries and the ministers of state. The President can select the members of the State Council and appoint or remove all other Government officials, except for elected local officials.

The President can veto new legislation and take emergency measures in cases of natural disaster, serious fiscal or economic crisis, state of war or other similar circumstances. The President must promptly seek the concurrence of the National Assembly for any emergency measures taken and failing to do so automatically invalidates the emergency measures. In the case of martial law, the President may declare martial law without the consent of the National Assembly; provided, however, that the National Assembly may request the President to rescind such martial law.

The National Assembly exercises the country’s legislative power. The Constitution and the Election for Public Offices Act provide for the direct election of about 82% of the members of the National Assembly and the distribution of the remaining seats proportionately among parties winning more than 5 seats in the direct election or receiving over 3% of the popular vote. National Assembly members serve four-year terms. The National Assembly enacts laws, ratifies treaties and approves the national budget. The executive branch drafts most legislation and submits it to the National Assembly for approval.

The country’s judicial branch comprises the Supreme Court, the Constitutional Court and lower courts of various levels. The President appoints the Chief Justice of the Supreme Court and appoints the other Justices of the Supreme Court upon the recommendation of the Chief Justice. All appointments to the Supreme Court require the consent of the National Assembly. The Chief Justice, with the consent of the conference of Supreme Court Justices, appoints all the other judges in Korea. Supreme Court Justices serve for six years and all other judges serve for ten years. Other than the Chief Justice, justices and judges may be reappointed to successive terms.

The President formally appoints all nine judges of the Constitutional Court, but three judges must be designated by the National Assembly and three by the Chief Justice of the Supreme Court. Constitutional Court judges serve for six years and may be reappointed to successive terms.

Administratively, the Republic comprises nine provinces and seven cities with provincial status: Seoul, Busan, Daegu, Incheon, Gwangju, Daejon and Ulsan. From 1961 to 1995, the national government controlled the provinces and the President appointed provincial officials. Local autonomy, including the election of provincial officials, was reintroduced in June 1995.

Political Organizations

The 19th legislative general election was held on April 11, 2012 and the term of the National Assembly members elected in the 19th legislative general election commenced on May 30, 2012. Currently, there are two major political parties, the Saenuri Party (formerly known as the Grand National Party), or SP, and the Democratic Party, or DP.

As of May 9, 2013, the parties control the following number of seats in the National Assembly:

	SP	DP	Others	Total
Number of Seats	154	127	19	300

Relations with North Korea

Relations between the Republic and North Korea have been tense over most of the Republic’s history. The Korean War, which took place between 1950 and 1953 began with the invasion of the Republic by communist forces from North Korea and, following a military stalemate, an armistice was reached establishing a demilitarized zone monitored by the United Nations in the vicinity of the 38th parallel.

North Korea maintains a regular military force estimated at more than 1,000,000 troops, mostly concentrated near the northern border of the demilitarized zone. The Republic’s military forces, composed of approximately 650,000 regular troops and almost 3.0 million reserves, maintain a state of military preparedness along the southern border of the demilitarized zone. In addition, the United States has historically maintained its military presence in the Republic. In October 2004, the United States and the Republic agreed to a three-phase withdrawal of approximately one-third of the 37,500 troops stationed in the Republic by the end of 2008. By the end of 2004, 5,000 U.S. troops departed the Republic in the first phase of such withdrawal and in the plan’s second phase, the United States removed 5,000 troops by the end of 2006. In the final phase, another 2,500 U.S. troops were scheduled to depart by the end of 2008. In April 2008, however, the United States and the Republic decided not to proceed with the final phase of withdrawal and agreed to maintain 28,500 U.S. troops in the Republic. In February 2007, the United States and the Republic agreed to dissolve their joint command structure by 2012, which would allow the Republic to assume the command of its own armed forces in the event of war on the Korean peninsula. In June 2010, however, the United States and the Republic agreed to delay the dissolution of their joint command structure to 2015.

The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, the Republic, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including thorough inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications.

In April 2009, North Korea launched a long-range rocket over the Pacific Ocean. The Republic, Japan and the United States responded that the launch poses a threat to neighboring nations and that it was in violation of the United Nations Security Council resolution adopted in 2006 against nuclear tests by North Korea, and the United Nations Security Council unanimously passed a resolution that condemned North Korea for the launch and decided to tighten sanctions against North Korea. Subsequently, North Korea announced that it would permanently pull out of the six-party talks and restart its nuclear program, and the International Atomic Energy Agency reported that its inspectors had been ordered to remove surveillance devices and other equipment at the Yongbyon nuclear power plant and to leave North Korea. In May 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range, surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North

Korea. In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. The Government formally accused North Korea of causing the sinking in May 2010. North Korea has denied responsibility for the sinking and has threatened retaliation for any attempt to punish it for the act. In November 2010, North Korean forces fired more than one hundred artillery shells targeting Yeonpyeong Island located near the maritime border between the Republic and North Korea on the west coast of the Korean peninsula, killing two Korean soldiers and two civilians as well as causing substantial property damage. The Republic responded by firing approximately 80 artillery shells and putting the military on its highest alert level. The Government condemned North Korea for the act and vowed stern retaliation should there be further provocation. In April 2012, North Korea launched a long-range rocket over the Yellow Sea. The Republic, Japan and the United States condemned the launch and the United Nations Security Council adopted a chairman’s statement condemning North Korea for the launch. In December 2012, North Korea successfully launched a satellite into orbit using a long-range rocket after an unsuccessful attempt in April 2012, despite concerns in the international community that such a launch would be in violation of the recent agreement with the United States as well as United Nations Security Council resolutions that prohibit North Korea from conducting launches that use ballistic missile technology. In February 2013, North Korea announced that it had successfully conducted a third nuclear test, which increased tensions in the region. In response, the United Nations Security Council strongly condemned North Korea for the nuclear test. In late March 2013, North Korea stated that it had entered “a state of war” with the Republic, declaring the 1953 armistice invalid, and put its artillery at the highest level of combat readiness to protest the Republic-United States allies’ military drills and additional sanctions imposed on North Korea for its missile and nuclear tests. In early April 2013, North Korea blocked access to the inter-Korean industrial complex in its border city of Gaeseong to South Koreans, while the U.S. deployed nuclear-capable stealth bombers and destroyers to Korean air and sea space.

There recently has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for economic and political stability in the region. In June 2009, U.S. and Korean officials announced that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, designated his third son, Kim Jong-eun, who is reportedly in his twenties, to become his successor. In September 2010, Kim Jong-eun was made a general in the North Korean army, named the vice chairman of the Central Military Commission and appointed to the Central Committee of the Workers’ Party in a series of measures widely believed to be part of the succession plan. In addition, North Korea’s economy faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

Since the death of Kim Jong-il, the former North Korean ruler, in mid-December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although Kim Jong-eun, Kim Jong-il’s third son, assumed power as North Korea’s new ruler, the eventual outcome of the leadership transition remains uncertain. Furthermore, as only limited information is available outside of North Korea about Kim Jong-eun, and it is unclear which individuals or factions, if any, will share political power with Kim Jong-eun or assume the leadership if the transition is not successful, there is significant uncertainty regarding the policies, actions and initiatives that North Korea might pursue in the future.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future or that such escalation will not have a material adverse impact on the Republic’s economy or its ability to obtain future funding. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between the Republic and North Korea break down or military hostilities occur, could have a material adverse effect on the Republic’s economy.

Over the longer term, reunification of the two Koreas could occur. Reunification may entail a significant economic commitment by the Republic. In former President Lee’s national address on August 15, 2010, he suggested the possible adoption of a reunification tax as a potential means of alleviating the potential long-term economic burden associated with reunification. Such discussions on reunification are very preliminary, and it has not been decided whether or when such a reunification tax would be implemented. If a reunification tax is implemented, depending on how it is structured, it may lead to a decrease in domestic consumption, which in turn may have a material adverse effect on the Republic’s economy.

Foreign Relations and International Organizations

The Republic maintains diplomatic relations with most nations of the world, most importantly with the United States with which it entered into a mutual defense treaty and several economic agreements. The Republic also has important relationships with Japan and China, its largest trading partners together with the United States.

The Republic belongs to a number of supranational organizations, including:

•	the International Monetary Fund, or the IMF;

•	the World Bank;

•	the Asian Development Bank, or ADB;

•	the Multilateral Investment Guarantee Agency;

•	the International Finance Corporation;

•	the International Development Association;

•	the African Development Bank;

•	the European Bank for Reconstruction and Development;

•	the Bank for International Settlements;

•	the World Trade Organization, or WTO; and

•	the Inter-American Development Bank, or IDB.

In September 1991, the Republic and North Korea became members of the United Nations. During the 1996 and 1997 sessions, the Republic served as a non-permanent member of the United Nations Security Council.

In March 1995, the Republic applied for admission to the Organization for Economic Cooperation and Development, or the OECD, which the Republic officially joined as the twenty-ninth regular member in December 1996.

The Economy

Current Worldwide Economic and Financial Difficulties

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy.

As liquidity and credit concerns and volatility in the global financial markets increased significantly since September 2008, the value of the Won relative to the U.S. dollar depreciated at an accelerated rate during the fourth quarter of 2008 and first half of 2009. See “Monetary Policy—Foreign Exchange.” Such depreciation of the Won increased the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency-denominated debt. Furthermore, as a result of adverse global and Korean economic conditions, there was a significant overall decline and continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index declined by 27.8% from 1,852.0 on May 30, 2008 to 1,336.7 on April 16, 2009. See “The Financial System—Securities Markets”. Moreover, gross domestic product, or GDP, in the first quarter of 2009 contracted by 4.3% at chained 2005 year prices compared with the same period in 2008, and exports in the first quarter of 2009 decreased by 24.8% to US$74.7 billion from US$99.4 billion in the same period in 2008. In addition, increases in credit spreads, as well as limitations on the availability of credit resulting from heightened concerns about the stability of the markets generally and the strength of counterparties specifically that led many lenders and institutional investors to reduce or cease funding to borrowers, adversely affected Korean banks’ ability to borrow, particularly with respect to foreign currency funding, in the fourth quarter of 2008 and first half of 2009.

In response to these developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. In particular, the Government implemented, among other things, the following measures in the fourth quarter of 2008 and in 2009:

•

in October 2008, the Government implemented a guarantee program to guarantee foreign currency-denominated debt incurred by Korean banks and their overseas branches between October 20, 2008 and June 30, 2009 (subsequently extended to December 31, 2009), up to an aggregate amount of US$100 billion, for a period of three years (subsequently extended to five years) from the date such debt was incurred;

•

in October 2008, The Bank of Korea established a temporary reciprocal currency swap arrangement with the Federal Reserve Board of the United States for up to US$30 billion, effective until April 30, 2009 (subsequently extended to October 30, 2009). The Bank of Korea provided U.S. dollar liquidity, through competitive auction facilities, to financial institutions established in Korea, using funds from the swap line;

•

in December 2008, a ￦10 trillion bond market stabilization fund was established to purchase financial and corporate bonds and debentures in order to provide liquidity to companies and financial institutions;

•

in December 2008, The Bank of Korea agreed with the People’s Bank of China to establish a bilateral currency swap arrangement for up to ￦38 trillion, effective for three years, and agreed with the Bank of Japan to increase the maximum amount of their bilateral swap arrangement from US$3 billion to US$20 billion, effective until April 30, 2009;

•	in December 2008 and March 2009, the Government, through Korea Asset Management Corporation, purchased approximately ￦1.7 trillion of non-performing loans held by savings banks;

•

during the first quarter of 2009, the Government, through the Bank of Korea and the Korea Development Bank, purchased from Korean banks approximately ￦4 trillion of hybrid securities and subordinated bonds;

•

during the fourth quarter of 2008 and the first quarter of 2009, The Bank of Korea decreased the policy rate by a total of 3.25% points to 2.00% in order to address financial market instability and to help combat the slowdown of the domestic economy;

•	in April 2009, the National Assembly authorized the expansion of the 2009 national budget by ￦28.4 trillion to provide stimulus for the Korean economy; and

•

in December 2009, the Government, together with the member countries of the Association of Southeast Asian Nations, China and Japan, signed the Chiang Mai Initiative Multilateralization Agreement to address balance-of-payments and short-term liquidity difficulties in the region and to supplement the existing international financial arrangements.

The global financial markets have experienced significant volatility in recent years as a result of, among other things, the downgrading by Standard & Poor’s Rating Services of the long-term sovereign credit rating of the United States to “AA+” from “AAA” in August 2011, as well as the continuing financial difficulties affecting many other governments worldwide, including Greece, Spain, Italy and Portugal. In November 2009, the Dubai government announced a moratorium on the outstanding debt of Dubai World, a government-affiliated investment company. In November 2008, the Icelandic government, facing mounting debt problems, reached an agreement with the IMF to receive loans in the amount of US$2.1 billion over a two-year period, and in May 2010 and March 2012, the Greek government reached an agreement with the IMF and the European Union to receive loans in the amount of Euro 110 billion over a three-year period and to receive additional loans in the amount of Euro 130 billion over a four-year period, respectively. In July 2012, the Spanish government reached an agreement with the European Union under the European Stability Mechanism, or ESM, to receive up to Euro 100 billion to cover the capitalization needs of the Spanish banking sector. In connection with the agreement with the Spanish government, the ESM disbursed Euro 37 billion and Euro 1.9 billion in December 2012 and February 2013, respectively, for the recapitalization of certain Spanish banks. Any of these or other developments could potentially trigger another financial and economic crisis, which could have a material adverse effect on the Korean economy and financial markets (including depreciation of the value of the Won, decline and volatility in the stock prices of Korean companies, increases in credit spreads and funding costs and decreases in exports).

There have been significant volatility in the Korea Composite Stock Index in recent years, due to adverse global financial and economic conditions. See “—The Financial System—Securities Markets”. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Future declines in the index and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies and banks to raise capital. In the event that such difficult conditions in the global credit markets continue or the global economy deteriorates in the future, the Korean economy could be adversely affected and Korean banks may be forced to fund their operations at a higher cost or may be unable to raise as much funding as they need to support their lending and other activities.

Furthermore, while many governments worldwide are considering or are in the process of implementing “exit strategies”, in the form of reduced government spending, higher interest rates or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets.

Gross Domestic Product

GDP measures the market value of all final goods and services produced within a country for a given period and reveals whether a country’s productive output rises or falls over time. Economists present GDP in both current market prices and “real” or “inflation-adjusted” terms. In March 2009, the Republic adopted a method known as the “chain-linked” measure of GDP, replacing the previous fixed-base, or “constant” measure of GDP, to show the real growth of the aggregate economic activity, as recommended by the System of National Accounts 1993. GDP at current market prices values a country’s output using the actual prices of each year, whereas the “chain-linked” measure of GDP is compiled by using “chained indices” linking volume growth between consecutive time periods.

The following table sets out the composition of the Republic’s GDP at current market and chained 2005 year prices and the annual average increase in the Republic’s GDP.

Gross Domestic Product

	2008	2009	2010	2011	2012(1)	As % of GDP 2012(1)
	(billions of Won)
Gross Domestic Product at Current Market Prices:
Private	561,627.5	575,970.2	616,982.6	655,386.6	680,756.6	53.5
Government	156,944.1	170,324.7	178,396.1	189,551.6	201,475.9	15.8
Gross Capital Formation	320,368.8	279,858.1	346,430.2	364,507.2	350,616.8	27.6
Exports of Goods and Services	544,110.7	529,645.1	613,368.3	692,121.5	718,967.0	56.5
Less Imports of Goods and Services	(556,197.9)	(490,188.3)	(583,157.3)	(667,181.7)	(679,786.1)	(53.4)
Statistical Discrepancy	(401.4)	(573.0)	1,254.8	775.3	429.3	0.0
Expenditures on Gross Domestic Product	1,026,451.8	1,065,036.8	1,173,274.9	1,235,160.5	1,272,459.5	100.0
Net Factor Income from the Rest of the World	7,663.6	4,746.2	1,478.1	3,244.7	7,086.9	0.6
Gross National Income(2)	1,034,115.4	1,069,783.1	1,174,753.0	1,238,405.3	1,279,546.4	100.6
Gross Domestic Product at Chained 2005 Year Prices:
Private	518,820.8	518,776.0	541,537.3	554,489.5	563,860.5	51.1
Government	140,633.6	148,471.7	152,811.1	155,973.6	161,993.5	14.7
Gross Capital Formation	277,772.8	240,411.7	278,359.2	282,324.0	277,335.6	25.1
Exports of Goods and Services	454,248.9	448,813.8	514,700.8	561,714.8	585,182.1	53.0
Less Imports of Goods and Services	(410,567.7)	(377,795.8)	(442,975.9)	(469,890.1)	(481,648.1)	(43.6)
Statistical Discrepancy	(323.6)	(528.1)	(797.4)	(1,559.8)	(661.2)	(0.1)
Expenditures on Gross Domestic Product(3)	978,498.8	981,625.1	1,043,666.3	1,082,095.6	1,104,214.7	100.0
Net Factor Income from the Rest of the World in the Terms of Trade	6,776.2	4,055.5	1,017.8	2,420.8	5,538.2	0.5
Trading Gains and Losses from Changes in the Terms of Trade	(50,031.9)	(35,622.1)	(41,197.0)	(65,957.2)	(64,973.5)	(5.9)
Gross National Income(4)	935,248.8	950,041.1	1,003,474.7	1,018,515.6	1,044,712.3	94.6
Percentage Increase (Decrease) of GDP over Previous Year At Current Prices	5.3	3.8	10.2	5.3	3.0
At Chained 2005 Year Prices	2.3	0.3	6.2	3.7	2.0

(1)	Preliminary.
(2)	GDP plus net factor income from the rest of the world is equal to the Republic’s gross national product.
(3)	Under the “chain-linked” measure of GDP, the components of GDP will not necessarily add to the total GDP.
(4)	Under the “chain-linked” measure of Gross National Income, the components of Gross National Income will not necessarily add to the total Gross National Income.

Source: The Bank of Korea.

The following table sets out the Republic’s GDP by economic sector at current market prices:

Gross Domestic Product by Economic Sector

(at current market prices)

	2008	2009	2010	2011	2012(1)	As % of GDP 2012(1)
	(billions of Won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	24,686.0	26,615.0	27,832.1	29,787.7	30,247.8	2.4
Mining and Manufacturing	258,545.4	268,798.7	321,498.4	350,501.3	358,153.3	28.1
Mining and Quarrying	2,336.0	2,220.5	2,223.2	2,301.9	2,317.8	0.2
Manufacturing	256,209.4	266,578.2	319,275.2	348,199.4	355,835.5	28.0
Electricity, Gas and Water	12,298.6	17,258.2	21,473.6	21,571.6	23,514.8	1.8
Construction	64,612.2	66,576.6	66,156.6	65,664.4	66,862.2	5.3
Services:	559,545.8	579,587.5	616,972.0	645,962.8	667,192.7	52.4
Wholesale and Retail Trade, Restaurants and Hotels	100,419.3	103,994.8	114,858.5	123,531.3	125,667.3	9.9
Transportation, Storage and Communication	41,613.1	40,162.5	44,213.6	41,150.4	41,883.9	3.3
Financial Intermediation	65,132.2	65,035.5	71,846.9	77,992.7	76,163.6	6.0
Real Estate, Renting and Business Activities	71,886.2	74,361.1	76,046.5	77,562.8	80,924.0	6.4
Information, Communication	39,666.8	41,225.0	42,421.0	43,561.7	44,909.5	3.5
Business Activities	49,905.7	51,001.9	55,493.9	58,663.8	61,957.1	4.9
Public Administration and Defense; Compulsory Social Security	59,396.8	63,706.6	65,079.2	69,212.7	73,955.5	5.8
Education	60,940.1	63,448.7	64,887.0	67,174.0	69,536.2	5.5
Health and Social Work	38,452.1	43,092.1	47,228.9	50,297.4	53,874.6	4.2
Recreational, Cultural and Sporting	13,048.9	13,693.8	14,289.8	15,230.3	15,880.3	1.2
Other Service Activities	19,084.6	19,865.5	20,606.7	21,585.7	22,440.7	1.8
Taxes less subsidies on products	106,763.8	106,200.8	119,342.2	121,672.8	126,488.6	9.9
Gross Domestic Product at Current Prices	1,026,451.8	1,065,036.8	1,173,274.9	1,235,160.5	1,272,459.5	100.0
Net Factor Income from the Rest of the World	7,663.6	4,746.2	1,478.1	3,244.7	7,086.9	0.6
Gross National Income at Current Price	1,034,115.4	1,069,783.1	1,174,753.0	1,238,405.3	1,279,546.4	100.6

(1)	Preliminary.

Source: The Bank of Korea.

The following table sets out the Republic’s GDP per capita:

Gross Domestic Product per capita

(at current market prices)

	2008	2009	2010	2011	2012(1)
GDP per capita (thousands of Won)	21,117	21,848	24,005	25,245	26,037
GDP per capita (U.S. dollar)	19,162	17,110	20,765	22,778	23,113
Average Exchange Rate (in Won per U.S. dollar)	1,102.0	1,276.9	1,156.0	1,108.3	1,126.5

(1)	Preliminary.

Source: International Monetary Fund, World Economic Outlook Database, April 2013.

The following table sets out the Republic’s Gross National Income, or GNI, per capita:

Gross National Income per capita

(at current market prices)

	2008	2009	2010	2011	2012(1)
GNI per capita (thousands of Won)	21,130	21,750	23,775	24,878	25,589
GNI per capita (U.S. dollar)	19,161	17,041	20,562	22,451	22,708
Average Exchange Rate (in Won per U.S. dollar)	1,102.6	1,276.4	1,156.3	1,108.1	1,126.8

(1)	Preliminary.

Source: The Bank of Korea.

The following table sets out the Republic’s GDP by economic sector at chained 2005 year prices:

Gross Domestic Product by Economic Sector

(at chained 2005 year prices)

	2008	2009	2010	2011	2012(1)	As % of GDP 2012(1)
	(billions of Won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	28,826.9	29,759.2	28,443.8	27,856.7	27,687.0	2.5
Mining and Manufacturing	254,658.8	252,473.7	289,119.9	310,037.7	316,885.2	28.7
Mining and Quarrying	1,922.1	1,906.0	1,743.0	1,659.1	1,680.1	0.2
Manufacturing	254,466.7	250,567.7	287,376.9	308,378.6	315,205.1	28.5
Electricity, Gas and Water	20,199.0	21,023.6	21,937.4	22,575.7	23,218.5	2.1
Construction	60,611.1	61,716.0	60,047.9	57,467.3	56,557.7	5.1
Services:	515,983.6	521,915.1	542,470.9	566,749.6	570,741.3	51.7
Wholesale and Retail Trade, Restaurants and Hotels	91,512.4	90,725.7	97,125.1	101,841.9	104,259.1	9.4
Transportation and Storage	41,033.4	38,666.2	42,657.4	44,327.3	44,889.9	4.1
Financial Intermediation	64,612.2	67,425.2	69,063.0	70,188.7	72,689.1	6.6
Real Estate and Renting	66,491.6	66,368.7	67,210.4	67,884.3	67,985.4	6.2
Information and Communication	41,024.7	41,933.8	43,589.1	46,149.4	48,097.5	4.4
Business Activities	42,990.6	42,727.5	44,047.8	44,927.1	46,150.0	4.2
Public Administration and Defense: Compulsory Social Security	52,903.0	54,887.7	55,767.5	56,660.2	58,509.7	5.3
Education	51,619.6	52,135.1	52,752.5	52,742.4	52,825.5	4.8
Health and Social Work	34,197.6	36,897.6	39,395.4	40,793.0	43,514.6	3.9
Culture and Entertainment Services	12,175.8	12,477.2	12,739.0	12,963.4	13,308.2	1.2
Other Service Activities	17,422.7	17,670.4	18,123.7	18,271.9	18,512.3	1.7
Taxes less subsidies on products	97,090.1	95,514.0	102,595.5	108,442.9	110,157.2	10.0
Gross Domestic Product at Market Prices(2)	978,498.8	981,625.1	1,043,666.3	1,082,095.6	1,104,214.7	100.0

(1)	Preliminary.
(2)	Under the “chain-linked” measure of GDP, the components of GDP will not necessarily add to the total GDP.

Source: The Bank of Korea.

GDP growth in 2008 was 2.3% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 2.0% and exports of goods and services increased by 6.6%, which more than offset a decrease in gross domestic fixed capital formation by 1.9%, each compared with 2007.

GDP growth in 2009 was 0.3% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 1.2%, which more than offset a decrease in exports of goods and services by 1.2% and a decrease in gross domestic fixed capital formation by 1.0%, each compared with 2008.

GDP growth in 2010 was 6.3% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 4.1%, exports of goods and services increased by 14.7% and gross domestic fixed capital formation increased by 5.8%, each compared with 2009.

GDP growth in 2011 was 3.7% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 2.3% and exports of goods and services increased by 9.1%, which more than offset a decrease in gross domestic fixed capital formation by 1.0%, each compared with 2010.

Based on preliminary data, GDP growth in 2012 was 2.0% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 2.2% and exports of goods and services increased by 4.2%, which more than offset a decrease in gross domestic fixed capital formation by 1.7%, each compared with 2011.

Based on preliminary data, GDP growth in the first quarter of 2013 was 1.5% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 1.6% and exports of goods and services increased by 3.6%, which more than offset a decrease in gross domestic fixed capital formation by 4.5%, each compared with the corresponding period of 2012.

Principal Sectors of the Economy

Industrial Sectors

The following table sets out production indices for the principal industrial products of the Republic and their relative contribution to total industrial production:

Industrial Production

(2005 = 100)

	Index Weight(1)	2008	2009	2010	2011	2012(2)
All Industries	10,000.0	119.8	119.7	139.2	148.8	151.3
Mining and Manufacturing	9,458.5	120.1	119.9	139.8	149.6	152.3
Mining	36.5	82.3	87.9	81.5	80.8	79.2
Petroleum, Crude Petroleum and Natural Gas	8.7	65.7	89.1	87.3	77.8	76.1
Metal Ores	0.5	154.9	122.2	221.5	276.7	240.4
Non-metallic Minerals	27.3	86.4	86.8	77.1	78.2	77.2
Manufacturing	9,422.0	120.3	120.0	140.1	149.9	152.6
Food Products	479.2	99.4	99.0	105.0	105.7	107.2
Beverage Products	159.0	104.8	99.3	104.4	107.9	112.7
Tobacco Products	55.1	120.8	120.3	116.2	118.1	122.7
Textiles	226.0	90.9	85.8	96.3	97.8	94.0
Wearing Apparel, Clothing Accessories and Fur Articles	174.6	122.1	118.5	124.5	126.0	120.5
Tanning and Dressing of Leather, Luggage and Footwear	47.9	98.8	87.1	82.7	78.0	72.9
Wood and Products of Wood and Cork (Except Furniture)	46.7	99.7	88.2	87.3	84.5	74.6
Pulp, Paper and Paper Products	145.0	103.2	100.2	106.9	109.2	109.3
Printing and Reproduction of Recorded Media	77.0	112.0	99.2	113.3	101.3	96.8
Coke, hard-coal and lignite fuel briquettes and Refined Petroleum Products	315.2	103.2	102.0	105.5	113.4	116.5
Chemicals and Chemical Products	772.2	110.8	116.6	126.1	129.9	135.0
Pharmaceuticals, Medicinal Chemicals and Botanical Products	187.1	130.3	138.3	144.2	143.7	148.2
Rubber and Plastic Products	434.2	109.2	100.0	112.2	117.1	118.4
Non-metallic Minerals	309.9	113.4	112.2	118.4	117.1	106.7
Basic Metals	753.2	110.0	99.7	119.7	128.4	129.1
Fabricated Metal Products	490.8	118.3	106.4	115.5	127.3	131.5
Electronic Components, Computer, Radio, Television and Communication Equipment and Apparatuses	1,970.4	151.6	165.7	207.4	228.2	241.2
Medical, Precision and Optical Instruments, Watches and Clocks	102.8	117.9	119.7	133.9	151.3	160.2
Electrical Equipment	449.5	111.4	113.1	124.4	124.3	123.0
Other Machinery and Equipment	737.5	121.2	108.5	150.4	160.9	153.9
Motor Vehicles, Trailers and Semitrailers	1,101.2	111.0	103.9	128.0	145.7	146.3
Other Transport Equipment	254.3	142.6	160.7	149.6	159.6	158.0
Furniture	79.0	102.8	92.0	97.2	100.4	92.8
Other Products	54.2	79.8	75.2	86.8	89.3	90.9
Electricity, Gas	541.5	114.5	116.5	127.5	132.9	133.4
Publishing activities	109.3	94.8	91.5	89.8	86.6	84.3
Total Index (including Publishing Activities)	10,109.3	119.5	119.4	138.6	148.1	150.5

(1)	Index weights were established on the basis of an industrial census in 2005 and reflect the average annual value added by production in each of the classifications shown, expressed as a percentage of total value added in the mining, manufacturing and electricity and gas industries in that year.
(2)	Preliminary

Source: The Bank of Korea; Korea National Statistical Office.

Industrial production growth was 3.3% in 2008. Industrial production decreased by 0.1% in 2009, primarily due to decreased exports as a result of adverse global economic conditions beginning in the second half of 2008. Industrial production increased by 16.3% in 2010, primarily due to increased exports and domestic consumption. Industrial production increased by 6.9% in 2011, primarily due to increased exports and domestic consumption. Based on preliminary data, industrial production increased by 1.7% in 2012, primarily due to increased domestic consumption and exports of goods and services.

Manufacturing

The manufacturing sector increased production by 3.4% in 2008. In 2009, the manufacturing sector decreased production by 0.2%. The manufacturing sector increased production by 16.8% in 2010 and 7.0% in 2011. Based on preliminary data, the manufacturing sector increased production by 1.8% in 2012.

Automobiles. In 2008, automobile production decreased by 6.4%, domestic sales volume recorded a decrease of 5.3% and export sales volume recorded a decrease of 5.7%, compared with 2007, primarily due to a decrease in the domestic and global demand for automobiles as a result of adverse global and Korean economic conditions. In 2008, export sales of automobiles constituted approximately 7.4% of the Republic’s total exports. In 2009, automobile production decreased by 8.2%, domestic sales volume recorded an increase of 20.7% and export sales volume recorded a decrease of 19.9%, compared with 2008, primarily due to the continued decrease in global demand for automobiles. In 2009, export sales of automobiles constituted approximately 6.2% of the Republic’s total exports. The automobile stimulus programs of a number of governments, including those in the United States and Europe, encouraged demand for automobiles in the relevant countries for the first nine months of 2009, the effect of which partially offset the decrease in global demand for Korean automobiles during the duration of such stimulus programs. In the fourth quarter of 2009, export sales of automobiles increased compared to previous quarters of 2009, primarily due to the recovery of global demand for automobiles, the effect of which more than offset the negative impact of termination of most of such governments’ automobile stimulus programs in the second half of 2009. In 2010, automobile production increased by 21.6%, domestic sales volume recorded an increase of 5.1% and export sales volume recorded an increase of 29.0%, compared with 2009. In 2011, automobile production increased by 9.0%, domestic sales volume recorded an increase of 0.6% and export sales volume recorded an increase of 13.7%, compared with 2010. Based on preliminary data, in 2012, automobile production decreased by 2.1%, domestic sales volume recorded a decrease of 4.3% and export sales volume recorded an increase of 0.6%, compared with 2011.

Electronics. In 2007, electronics production amounted to ￦226,741 billion, an increase of 4.5% from the previous year, and exports amounted to US$130.1 billion, an increase of 9.2% from the previous year. In 2007, export sales of semiconductor memory chips constituted approximately 10.5% of the Republic’s total exports. In 2008, electronics production amounted to ￦252,695 billion, an increase of 11.5% from the previous year, and exports amounted to US$131.2 billion, an increase of 0.8% from the previous year. In 2008, export sales of semiconductor memory chips constituted approximately 7.8% of the Republic’s total exports. In 2009, electronics production amounted to ￦261,457 billion, an increase of 3.5% from the previous year, and exports amounted to US$120.9 billion, a decrease of 7.8% from the previous year. In 2009, export sales of semiconductor memory chips constituted approximately 8.5% of the Republic’s total exports. In 2010, electronics production amounted to ￦322,910 billion, an increase of 23.5% from the previous year, and exports amounted to US$153.9 billion, an increase of 27.3% from the previous year. In 2010, export sales of semiconductor memory chips constituted approximately 10.9% of the Republic’s total exports. In 2011, electronics production amounted to ￦330,030 billion, an increase of 2.2% from the previous year, and exports amounted to US$156.6 billion, an increase of 1.8% from the previous year. In 2011, export sales of semiconductor memory chips constituted approximately 9.0% of the Republic’s total exports.

Iron and Steel. In 2008, crude steel production totaled 53.6 million tons, an increase of 3.8% from 2007. Domestic sales volume increased by 4.9% and export sales volume increased by 8.6%. In 2009, crude steel production totaled 48.6 million tons, a decrease of 8.9% from 2008. Domestic sales volume and export sales volume decreased by 21.4% and 1.2%, respectively. In 2010, crude steel production totaled 58.9 million tons, an increase of 20.2% from 2009. Domestic sales volume and export sales volume increased by 21.6% and 21.1%, respectively. In 2011, crude steel production totaled 68.5 million tons, an increase of 16.3% from 2010. Domestic sales volume and export sales volume increased by 5.8% and 16.9%, respectively. Based on preliminary data, in 2012, crude steel production totaled 69.1 million tons, an increase of 0.9% from 2011. Domestic sales volume decreased by 5.1% but export sales volume increased by 4.8%.

Shipbuilding. In 2008, the Republic’s shipbuilding orders amounted to approximately 14 million compensated gross tons, a decrease of 56.3% compared to 2007. In 2009, the Republic’s shipbuilding orders amounted to approximately 2 million compensated gross tons, a decrease of 85.7% compared to 2008 as a result of a decrease in ship orders due to adverse global economic conditions. In 2010, the Republic’s shipbuilding orders amounted to approximately 8 million compensated gross tons, an increase of 300.0% compared to 2009. In 2011, the Republic’s shipbuilding orders amounted to approximately 12 million compensated gross tons, an increase of 50.0% compared to 2010. Based on preliminary data, in 2012, the Republic’s shipbuilding orders amounted to approximately 7 million compensated gross tons, a decrease of 41.7% compared to 2011.

Agriculture, Forestry and Fisheries

The Government’s agricultural policy has traditionally focused on:

•	grain production;

•	development of irrigation systems;

•	land consolidation and reclamation;

•	seed improvement;

•	mechanization measures to combat drought and flood damage; and

•	increasing agricultural incomes.

Recently, however, the Government has increased emphasis on cultivating profitable crops and strengthening international competitiveness in anticipation of opening the domestic agricultural market.

In 2008, rice production decreased 6.4% from 2007 to 4.4 million tons. In 2009, rice production increased 9.1% from 2008 to 4.8 million tons. In 2010, rice production increased 2.1% from 2009 to 4.9 million tons. In 2011, rice production decreased 12.2% from 2010 to 4.3 million tons. In 2012, rice production decreased 2.3% from 2011 to 4.2 million tons. Due to limited crop yields resulting from geographical and physical constraints, the Republic depends on imports for certain basic foodstuffs.

The Government is seeking to develop the fishing industry by encouraging the building of large fishing vessels and modernizing fishing equipment, marketing techniques and distribution outlets.

In 2008, the agriculture, forestry and fisheries industry increased by 5.6% compared to 2007. In 2009, the agriculture, forestry and fisheries industry increased by 3.2% compared to 2008. In 2010, the agriculture, forestry and fisheries industry decreased by 4.3% compared to 2009. In 2011, the agriculture, forestry and fisheries industry decreased by 2.0% compared to 2010. Based on preliminary data, in 2012, the agriculture, forestry and fisheries industry decreased by 1.0% compared to 2011.

Construction

In 2008, the construction industry decreased by 2.5% compared to 2007 primarily due to a significant decrease in the construction of commercial and residential buildings. In 2009, the construction industry increased by 1.8% compared to 2008. In 2010, the construction industry decreased by 0.1% compared to 2009. In 2011, the construction industry decreased by 4.6% compared to 2010. Based on preliminary data, in 2012, the construction industry decreased by 1.3% compared to 2011. The construction industry has experienced a significant downturn since the second half of 2009, due to excessive investment in recent years in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, as a result of deteriorating conditions in the Korean economy in the second half of 2009 and into 2010. The Government has taken measures to support the Korean construction industry, including a ￦5 trillion program to buy unsold housing units and land from construction companies. However, the effect of these measures is uncertain and the construction industry may continue to experience adverse conditions.

Electricity and Gas

The following table sets out the Republic’s dependence on imports for energy consumption:

Dependence on Imports for Energy Consumption

	Total Energy Consumption	Imports		Imports Dependence Ratio
	(millions of tons of oil equivalents, except ratios)
2008	240.8	232.2		96.4
2009	243.3	234.7		96.5
2010	263.8	254.6		96.5
2011	275.7	265.8		96.4
2012	277.6	N/A	(1)	N/A	(1)

(1)	Not available.

Source: Korea Energy Economics Institute; Korea National Statistical Office.

Korea has almost no domestic oil or gas production and depends on imported oil and gas to meet its energy requirements. Accordingly, the international prices of oil and gas significantly affect the Korean economy. Any significant long-term increase in the prices of oil and gas will increase inflationary pressures in Korea and adversely affect the Republic’s balance of trade.

To reduce its dependence on oil and gas imports, the Government has encouraged energy conservation and energy source diversification emphasizing nuclear energy. The following table sets out the principal primary sources of energy consumed in the Republic, expressed in oil equivalents and as a percentage of total energy consumption.

Consumption of Energy by Source

	Coal		Petroleum		Nuclear		Others(1)		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%
	(millions of tons of oil equivalents, except percentages)
2008	66.1	27.5	100.2	41.6	32.5	13.5	42.0	17.4	240.8	100.0
2009	68.6	28.2	102.3	42.0	31.8	13.1	40.6	16.7	243.3	100.0
2010	77.1	29.2	104.3	39.5	31.9	12.1	50.5	19.1	263.8	100.0
2011	83.6	30.3	105.1	38.1	32.3	11.7	54.7	19.8	275.7	100.0
2012	80.9	29.1	106.1	38.2	31.7	11.4	58.9	21.2	277.6	100.0

(1)	Includes natural gas, hydroelectric power and renewable energy.

Source: Korea Energy Economics Institute; The Bank of Korea.

The Republic’s first nuclear power plant went into full operation in 1978 with a rated generating capacity of 587 megawatts. Construction of an additional 18 nuclear power plants was completed by July 2004, adding 16,129 megawatts of generating capacity. The Republic’s total nuclear power generating capacity is estimated to be 20,716 megawatts as of December 31, 2011.

Services Sector

In 2008, the transportation and storage sector increased by 4.8%, the financial intermediation sector increased by 4.9% and the real estate and renting sector increased by 1.5%, each compared with 2007. In 2009, the transportation and storage sector decreased by 5.8%, the financial intermediation sector increased by 4.4% and the real estate and renting sector decreased by 0.2%, each compared with 2008. In 2010, the transportation and storage sector increased by 9.6%, the financial intermediation sector increased by 2.5% and the real estate and renting sector increased by 0.3%, each compared with 2009. In 2011, the transportation and storage sector increased by 3.8%, the financial intermediation sector increased by 1.6% and the real estate and renting sector increased by 2.2%, each compared with 2010. Based on preliminary data, in 2012, the transportation and storage sector increased by 1.4%, the financial intermediation sector increased by 3.3% and the real estate and renting sector increased by 0.2%, each compared with 2011.

Prices, Wages and Employment

The following table shows selected price and wage indices and unemployment rates:

	Producer Price Index(1)	Increase (Decrease) Over Previous Year	Consumer Price Index(1)	Increase (Decrease) Over Previous Year	Wage Index(1)(2)		Increase (Decrease) Over Previous Year		Unemployment Rate(1)(3)
	(2010=100)	(%)	(2010=100)	(%)	(2008=100)		(%)		(%)
2008	96.5	8.5	94.5	4.7	100.0		(1.2)		3.2
2009	96.3	(0.2)	97.1	2.8	102.2		2.2		3.6
2010	100.0	3.8	100.0	3.0	111.5		9.1		3.7
2011	106.7	6.7	104.0	4.0	113.3		1.6		3.4
2012	107.5	0.7	106.3	2.2	N/A	(4)	N/A	(4)	3.2

(1)	Average for year.
(2)	Nominal wage index of earnings in manufacturing industry.
(3)	Expressed as a percentage of the economically active population.
(4)	Not available.

Source: The Bank of Korea; Korea National Statistical Office.

The inflation rate was 4.7% in 2008, 2.8% in 2009, 3.0% in 2010, 4.0% in 2011 and 2.2% in 2012. The inflation rate was 1.4% in the first quarter of 2013 compared to the corresponding period of 2012.

The unemployment rate was 3.2% in 2008, 3.6% in 2009, 3.7% in 2010, 3.4% in 2011 and 3.2% in 2012.

From 1992 to 2009, the economically active population of the Republic increased by approximately 24.8% to 24.3 million, while the number of employees increased by approximately 23.7% to 23.5 million. The economically active population over 15 years old as a percentage of the total over-15 population has remained between 60% and 63% over the past decade. Literacy among workers under 50 is almost universal. As of December 31, 2012, the economically active population of the Republic was 25.5 million and the number of employees was 24.7 million.

As of July 1, 2004, the Republic adopted a five-day workweek for large corporations with over 1,000 employees, publicly-owned (state-run) companies, banks and insurance companies, reducing working hours from 44 to 40 hours a week. The adoption of the five-day workweek has been extended to companies with over 300 employees and to government employees as of July 1, 2005 and to companies with over 100 employees as of July 1, 2006. Companies with more than 50 employees adopted the five-day workweek as of July 1, 2007 and those with over 20 adopted the five-day workweek as of July 1, 2008. Companies with less than 20 employees also adopted the five-day workweek on July 1, 2011.

Approximately 10.1% of the Republic’s workers were unionized as of December 31, 2011. Labor unrest in connection with demands by unionized workers for better wages and working conditions and greater job security occur from time to time in the Republic. Some of the significant incidents in recent years include the following:

•	In May 2009, unionized workers of Ssangyong Motor Company went on full-scale strike and illegally occupied the company’s factory premises in Pyungtaek opposing the company’s reorganization plan.

•

In December 2010, unionized workers at Hanjin Heavy Industries went on strike when the company laid-off workers. While the company reached an agreement with the majority of workers in June 2011, one worker continued her protest by occupying a shipyard crane until November 2011.

•

In July 2011, unionized employees at Standard Chartered Korea (formerly, SC First Bank) engaged in a two-month strike, the longest in the Republic’s banking sector, demanding that the bank scrap performance-related pay reforms.

•	In June 2012, unionized taxi drivers went on their first nationwide strike demanding fare increases and protesting against increased fuel costs.

•	In August 2012, unionized workers of Hyundai Motor Company went on a series of partial strikes demanding a higher bonus increase and the end of overnight shifts.

Actions such as these by labor unions may hinder implementation of the labor reform measures and disrupt the Government’s plans to create a more flexible labor market. Although much effort is being expended to resolve labor disputes in a peaceful manner, there can be no assurance that further labor unrest will not occur in the future. Continued labor unrest in key industries of the Republic may have an adverse effect on the economy.

In 1997, the Korean Confederation of Trade Unions organized a political alliance, which led to the formation of the Democratic Labor Party in January 2000. The Democratic Labor Party, which seeks to represent the interests of workers, controlled five seats in the National Assembly from May 30, 2008 as a result of the 18th legislative general election held on April 9, 2008. The Democratic Labor Party merged with The New People’s Participation Party and changed its name to The Unified Progressive Party in December 2011. The Unified Progressive Party controlled 13 seats in the National Assembly after the 19th legislative general election held on April 11, 2012. On October 21, 2012, seven members of the National Assembly, previously belonging to the United Progressive Party, and their supporters formed a new party, the Progressive Justice Party.

The Financial System

Structure of the Financial Sector

The Republic’s financial sector includes the following categories of financial institutions:

•	The Bank of Korea;

•	banking institutions;

•	non-bank financial institutions; and

•	other financial entities, including:

—	financial investment companies;

—	credit guarantee institutions;

—	venture capital companies; and

—	miscellaneous others.

To increase transparency in financial transactions and enhance the integrity and efficiency of the financial markets, Korean law requires that financial institutions confirm that their clients use their real names when transacting business. To ease the liquidity crisis, the Government altered the real-name financial transactions system during 1998, to allow the sale or deposit of foreign currencies through domestic financial institutions and the purchase of certain bonds, including Government bonds, without identification. The Government also strengthened confidentiality protection for private financial transactions.

In July 2007, the Korean National Assembly passed the Financial Investment Services and Capital Markets Act or FSCMA, under which various industry-based capital markets regulatory systems currently were consolidated into a single regulatory system. The FSCMA, which became effective in February 2009, expands the scope of permitted investment-related financial products and activities through expansive definitions of financial instruments and function-based regulations that allow financial investment companies to offer a wider range of financial services, as well as strengthening investor protection and disclosure requirements. The Enforcement Decree of the FSCMA classifies the financial investment companies into a total of 78 categories depending on the types of (i) financial investment services, (ii) financial investment products, and (iii) investors.

Prior to the effective date of the Financial Investment Services and Capital Markets Act, separate laws regulated various types of financial institutions depending on the type of the financial institution (for example, securities companies, futures companies, trust business companies and asset management companies) and subjected financial institutions to different licensing and ongoing regulatory requirements (for example, under the Securities and Exchange Act, the Futures Business Act and the Indirect Investment Asset Management Business Act). By applying one uniform set of rules to financial businesses having the same economic function, the Financial Investment Services and Capital Markets Act attempts to improve and address issues caused by the previous regulatory system under which the same economic function relating to capital markets-related business were governed by multiple regulations. To this end, the Financial Investment Services and Capital Markets Act categorizes capital markets-related businesses into six different functions, as follows:

•	investment dealing (trading and underwriting of financial investment products);

•	investment brokerage (brokerage of financial investment products);

•	collective investment (establishment of collective investment schemes and the management thereof);

•	investment advice;

•	discretionary investment management; and

•	trusts (together with the five businesses set forth above, “Financial Investment Businesses”).

Accordingly, all financial businesses relating to financial investment products are reclassified as one or more of the Financial Investment Businesses described above, and financial institutions are subject to the regulations applicable to their relevant Financial Investment Businesses, irrespective of what type of financial institution it is. For example, under the Financial Investment Services and Capital Markets Act, derivative businesses conducted by securities companies and future companies will be subject to the same regulations under the Financial Investment Services and Capital Markets Act, at least in principle.

The banking business and the insurance business are not subject to the Financial Investment Services and Capital Markets Act and will continue to be regulated under separate laws; provided, however, that they are subject to the Financial Investment Services and Capital Markets Act if their activities involve any Financial Investment Businesses requiring a license based on the Financial Investment Services and Capital Markets Act.

Banking Industry

The banking industry comprises commercial banks and specialized banks. Commercial banks serve the general public and corporate sectors. They include nationwide banks, regional banks and branches of foreign banks. Regional banks provide services similar to nationwide banks, but operate in a geographically restricted region. Branches of foreign banks have operated in the Republic since 1967 but provide a relatively small proportion of the country’s banking services. As of December 31, 2011, commercial banks consisted of seven nationwide banks, all of which have branch networks throughout the Republic, six regional banks and 53 branches of 38 foreign banks operating in the country. Nationwide and regional banks had, in the aggregate, 5,606 domestic branches and offices, 42 overseas branches, 19 overseas representative offices and 31 overseas subsidiaries as of December 31, 2011.

Specialized banks meet the needs of specific sectors of the economy in accordance with Government policy; they are organized under, or chartered by, special laws. Specialized banks include:

•	The Korea Development Bank;

•	The Export-Import Bank of Korea;

•	The Industrial Bank of Korea;

•	National Federation of Fisheries Cooperatives; and

•	NH Bank (which was established by a spin-off of the credit and banking unit from the National Agricultural Cooperative Federation in March 2012).

The economic difficulties in 1997 and 1998 caused an increase in Korean banks’ non-performing assets and a decline in capital adequacy ratios of Korean banks. From 1998 through 2002, the Financial Services Commission amended banking regulations several times to adopt more stringent criteria for non-performing loans that more closely followed international standards. The new criteria increased the level of non-performing loans held by banks and other financial institutions. The following table sets out the total loans (including loans in Won and loans in foreign currencies) and non-performing assets of Korean banks.

	Total Loans	Non-Performing Assets	Percentage of Total
	(trillions of won)		(percentage)
December 31, 2008	1,288.1	11.0	0.9
December 31, 2009	1,285.8	10.4	0.8
December 31, 2010	1,308.9	24.8	1.9
December 31, 2011	1,387.6	18.8	1.4
December 31, 2012	1,390.9	18.3	1.3

Source: Financial Supervisory Service.

As of December 31, 2011, loans denominated in Won held by Korean banks increased by 7.8% to ￦1,068.5 trillion from ￦991.0 trillion as of December 31, 2010, primarily due to (i) an increase in loans to large corporations by 31.0% to ￦130.7 trillion as of December 31, 2011 from ￦99.8 trillion as of December 31, 2010 and (ii) an increase in household loans by 5.8% to ￦452.5 trillion as of December 31, 2011 from ￦427.6 trillion as of December 31, 2010. As of December 31, 2012, loans denominated in Won held by these banks increased by 3.5% to ￦1,106.4 trillion from ￦1,068.5 trillion as of December 31, 2011, primarily due to (i) an increase in loans to large corporations by 19.9% to ￦156.7 trillion as of December 31, 2012 from ￦130.7 trillion as of December 31, 2011 and (ii) an increase in household loans by 2.7% to ￦464.5 trillion as of December 31, 2012 from ￦452.5 trillion as of December 31, 2011.

In 2008, these banks posted an aggregate net profit of ￦7.7 trillion, compared to an aggregate net profit of ￦15.0 trillion in 2007, primarily due to increased loan loss provisions. In 2009, these banks posted an aggregate net profit of ￦6.9 trillion, compared to an aggregate net profit of ￦7.7 trillion in 2008, primarily due to increased non-performing loans. In 2010, these banks posted an aggregate net profit of ￦9.3 trillion, compared to an aggregate net profit of ￦6.9 trillion in 2009, primarily due to increased net interest income. In 2011, these banks posted an aggregate net profit of ￦12.0 trillion, compared to an aggregate net profit of ￦9.3 trillion in 2010, primarily due to decreased non-performing loans. Based on preliminary data, in 2012, these banks posted an aggregate net profit of ￦9.0 trillion, compared to an aggregate net profit of ￦12.0 trillion in 2011, primarily due to a decrease in gain on sale of equity securities and an increase in impairment loss on available-for-sale securities.

Non-Bank Financial Institutions

Non-bank financial institutions include:

•	savings institutions, including trust accounts of banks, mutual savings banks, credit unions, mutual credit facilities, community credit cooperatives and postal savings;

•	life insurance institutions; and

•	credit card companies.

The country had 100 mutual savings banks as of December 31, 2011, with assets totaling ￦65.5 trillion.

As of December 31, 2011, 13 domestic life insurance institutions, two joint venture life insurance institutions and nine wholly-owned subsidiaries of foreign life insurance companies, with assets totaling approximately ￦442.7 trillion as of December 31, 2011, were operating in the Republic.

As of December 31, 2011, seven credit card companies operated in the country with loans totaling approximately ￦81.9 trillion.

Money Markets

In the Republic, the money markets consist of the call market and markets for a wide range of other short- term financial instruments, including treasury bills, monetary stabilization bonds, negotiable certificates of deposits, repurchase agreements and commercial paper.

Securities Markets

On January 27, 2005, the Korea Exchange was established pursuant to the now repealed Korea Securities and Futures Exchange Act by consolidating the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc., or the KOSDAQ, and the KOSDAQ Committee of the Korea Securities Dealers Association, which had formerly managed the KOSDAQ. There are three different markets operated by the Korea Exchange: the KRX KOSPI Market, the KRX KOSDAQ Market, and the KRX Derivatives Market. The Korea Exchange has two trading floors located in Seoul, one for the KRX KOSPI Market and one for the KRX KOSDAQ Market, and one trading floor in Busan for the KRX Derivatives Market. The Korea Exchange is a joint stock company with limited liability, the shares of which are held by (i) financial investment companies that were formerly members of the Korea Futures Exchange or the Korea Stock Exchange and (ii) the stockholders of the KOSDAQ. Currently, the Korea Exchange is the only stock exchange in Korea and is operated by membership, having as its members Korean financial investment companies and some Korean branches of foreign financial investment companies.

The Korea Exchange publishes the Korea Composite Stock Price Index every ten seconds, which is an index of all equity securities listed on the Korea Exchange. The Korea Composite Stock Price Index is computed using the aggregate value method, whereby the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated:

December 31, 2008	1,124.5
January 30, 2009	1,162.1
February 27, 2009	1,063.0
March 31, 2009	1,206.3
April 30, 2009	1,369.4
May 29, 2009	1,395.9
June 30, 2009	1,390.1
July 31, 2009	1,557.3
August 31, 2009	1,591.9
September 30, 2009	1,673.1
October 31, 2009	1,580.7
November 30, 2009	1,555.6
December 31, 2009	1,682.8
January 29, 2010	1,602.4
February 26, 2010	1,594.6
March 31, 2010	1,692.9
April 30, 2010	1,741.6
May 31, 2010	1,641.3
June 30, 2010	1,698.3
July 30, 2010	1,759.3
August 31, 2010	1,742.8
September 30, 2010	1,872.8
October 29, 2010	1,883.0
November 30, 2010	1,904.6
December 31, 2010	2,051.0
January 31, 2011	2,069.7
February 28, 2011	1,939.3
March 31, 2011	2,106.7
April 30, 2011	2,192.4
May 29, 2011	2,142.5
June 30, 2011	2,100.7
July 31, 2011	2,133.2
August 31, 2011	1,880.1
September 30, 2011	1,769.7
October 31, 2011	1,909.0
November 30, 2011	1,847.5
December 31, 2011	1,825.7
January 31, 2012	1,955.8
February 29, 2012	2,030.3
March 31, 2012	2,014.0
April 30, 2012	1,982.0
May 31, 2012	1,843.5
June 29, 2012	1,854.0
July 31, 2012	1,882.0

August 31, 2012	1,905.1
September 28, 2012	1,996.2
October 31, 2012	1,912.1
November 30, 2012	1,932.9
December 31, 2012	1,997.1
January 31, 2013	1,961.9
February 28, 2013	2,026.5
March 29, 2013	2,004.9
April 30, 2013	1,964.0

On December 27, 1997, the last day of trading in 1997, the index stood at 376.3, a sharp decline from 647.1 on September 30, 1997. The fall resulted from growing concerns about the Republic’s weakening financial and corporate sectors, the Republic’s falling foreign currency reserves, the sharp depreciation of the Won against the U.S. Dollar and other external factors, such as a sharp decline in stock prices in Hong Kong on October 24, 1997 and financial turmoil in Southeast Asian countries. The Korea Composite Stock Price Index recovered to reach 2,064.9 in late 2007 but since then the index declined. As liquidity and credit concerns and volatility in the global financial markets increased significantly since September 2008, there was a significant overall decline and continuing volatility in the stock prices of Korean companies during the fourth quarter of 2008 and first half of 2009. The index was 1,979.5 on May 9, 2013.

Supervision System

The Office of Bank Supervision, the Securities Supervisory Board, the Insurance Supervisory Board and all other financial sector regulatory bodies merged in January 1999 to form the Financial Services Commission. The Financial Services Commission acts as the executive body over the Financial Supervisory Service. The Financial Services Commission reports to, but operates independently of, the Prime Minister’s office.

The Ministry of Strategy and Finance focuses on financial policy and foreign currency regulations. The Bank of Korea manages monetary policy focusing on price stabilization.

Deposit Insurance System

The Republic’s deposit insurance system insures amounts on deposit with banks, non-bank financial institutions, securities companies and life insurance companies.

Since January 2001, deposits at any single financial institution are insured only up to ￦50 million per person regardless of the amount deposited.

The Government excluded certain deposits, such as repurchase agreements, from the insurance scheme, expanded the definition of unsound financial institutions to which the insurance scheme would apply and gradually increased the insurance premiums payable by insured financial institutions.

Monetary Policy

The Bank of Korea

The Bank of Korea was established in 1950 as Korea’s central bank and the country’s sole currency issuing bank. A seven-member Monetary Policy Committee, chaired by the Governor of The Bank of Korea, formulates and controls monetary and credit policies.

Inflation targeting is the basic system of operation for Korean monetary policy. The consumer price index is used as The Bank of Korea’s target indicator. To achieve its established inflation target, the Monetary Policy

Committee of The Bank of Korea determines and announces the “Bank of Korea Base Rate,” the reference rate applied in transactions such as repurchase agreements between The Bank of Korea and its financial institution counterparts. The Bank of Korea uses open market operations as its primary instrument to keep the call rate in line with the Monetary Policy Committee’s target rate. In addition, The Bank of Korea is able to establish policies regarding its lending to banks in Korea and their reserve requirements.

Interest Rates

On July 12, 2007, The Bank of Korea raised the policy rate to 4.75% from 4.5%, and raised it further to 5.0% on August 9, 2007. The rationale for this change was the concern that the ample market liquidity might put upside pressure on inflation in the medium to long term as the economic upswing continued. On August 7, 2008, The Bank of Korea raised the policy rate to 5.25% from 5.0%, taking the view that inflation in consumer prices had picked up its pace, due to the direct and indirect effects of high oil prices, at a time when domestic economic activity had slackened. On October 9, 2008, The Bank of Korea cut its policy rate to 5.0% from 5.25%, and continued to lower it further to 4.25% on October 27, 2008, 4.0% on November 7, 2008, 3.0% on December 11, 2008, 2.5% on January 9, 2009 and 2.0% on February 12, 2009, in order to address financial market instability and to help combat the slowdown of the domestic economy. On July 9, 2010, The Bank of Korea raised the policy rate to 2.25% from 2.0%, which was further raised to 2.5% on November 16, 2010, in response to signs of inflationary pressures and the continued growth of domestic economy. On January 13, 2011, The Bank of Korea raised the policy rate to 2.75%, which was further increased to 3.0% on March 10, 2011 and to 3.25% on June 10, 2011, in response to inflationary pressures driven mainly by rises in the prices of petroleum products and farm products. The Bank of Korea lowered its policy rate to 3.0% from 3.25% on July 12, 2012, which was further lowered to 2.75% on October 11, 2012 and to 2.5% on May 9, 2013, in order to address the sluggishness of the global and domestic economy.

With the deregulation of interest rates on banks’ demand deposits on February 2, 2004, The Bank of Korea completed the interest rate deregulation based upon the “Four-Stage Interest Rate Liberalization Plan” announced in 1991. The prohibition on the payment of interest on ordinary checking accounts was, however, maintained.

Money Supply

The following table shows the volume of the Republic’s money supply:

	December 31,
	2008	2009	2010	2011	2012
	(billions of Won)
Money Supply (M1)(1)	330,623.7	389,394.5	427,791.6	442,077.5	470,010.6
Quasi-money(2)	1,095,263.8	1,177,455.5	1,232,738.4	1,309,380.9	1,365,631.0
Money Supply (M2)(3)	1,425,887.5	1,566,850.0	1,660,530.0	1,751,458.4	1,835,641.6
Percentage Increase Over Previous Year	12.0%	9.9%	6.0%	5.5%	4.8%

(1)	Consists of currency in circulation and demand and instant access savings deposits at financial institutions.
(2)	Includes time and installment savings deposits, marketable instruments, yield-based dividend instruments and financial debentures, excluding financial instruments with a maturity of more than two years.
(3)	Money Supply (M2) is the sum of Money Supply (M1) and quasi-money.

Source: The Bank of Korea.

Exchange Controls

Authorized foreign exchange banks, as registered with the Ministry of Strategy and Finance, handle foreign exchange transactions. The ministry has designated other types of financial institutions to handle foreign exchange transactions on a limited basis.

Korean laws and regulations generally require a report to either the Ministry of Strategy and Finance, The Bank of Korea or authorized foreign exchange banks, as applicable, for issuances of international bonds and other instruments, overseas investments and certain other transactions involving foreign exchange payments.

In 1994 and 1995, the Government relaxed regulations of foreign exchange position ceilings and foreign exchange transaction documentation and created free Won accounts which may be opened by non-residents at Korean foreign exchange banks. The Won funds deposited into the free Won accounts may be converted into foreign currencies and remitted outside Korea without any governmental approval. In December 1996, after joining the OECD, the Republic freed the repatriation of investment funds, dividends and profits, as well as loan repayments and interest payments. The Government continues to reduce exchange controls in response to changes in the world economy, including the new trade regime under the WTO, anticipating that such foreign exchange reform will improve the Republic’s competitiveness and encourage strategic alliances between domestic and foreign entities.

In September 1998, the National Assembly passed the Foreign Exchange Transactions Act, which became effective in April 1999 and has subsequently been amended numerous times. In principle, most currency and capital transactions, including, among others, the following transactions, have been liberalized:

•	the investment in real property located overseas by Korean companies and financial institutions;

•	the establishment of overseas branches and subsidiaries by Korean companies and financial institutions;

•	the investment by non-residents in deposits and trust products having more than one year maturities; and

•	the issuance of debentures by non-residents in the Korean market.

To minimize the adverse effects from further opening of the Korean capital markets, the Ministry of Strategy and Finance is authorized to introduce a variable deposit requirement system to restrict the influx of short-term speculative funds.

The Government has also embarked on a second set of liberalization initiatives starting in January 2001, under which ceilings on international payments for Korean residents have been eliminated, including overseas travel expenses, overseas inheritance remittances and emigration expenses. Overseas deposits, trusts, acquisitions of foreign securities and other foreign capital transactions made by residents and the making of deposits in Korean currency by non-residents have also been liberalized. In line with the foregoing liberalization, measures will also be adopted to curb illegal foreign exchange transactions and to stabilize the foreign exchange market.

Effective as of January 1, 2006, the Government liberalized the regulations governing “capital transactions.” The regulations provide that no regulatory approvals are required for any capital transactions. The capital transactions previously subject to approval requirements are now subject only to reporting requirements.

In January 2010, the Financial Supervisory Services released FX Derivative Transactions Risk Management Guideline to prevent over-hedging of foreign exchange risk by corporate investors. According to the guideline as amended in July 2010, if a corporate investor, other than a financial institution or a public enterprise, wishes to enter into a foreign exchange forward, option or swap agreement with a bank, the bank is required to verify whether the corporate investor’s assets, liabilities or contracts face foreign exchange risks that could be mitigated by a foreign exchange forward, option or swap agreement. In addition, the bank is required to ensure that the corporate investor’s risk hedge ratio, which is the ratio of the aggregate notional amount to the aggregate amount of risk, does not exceed 100%.

Foreign Exchange

The following table shows the exchange rate between the Won and the U.S. Dollar (in Won per U.S. Dollar) as announced by the Seoul Money Brokerage Services, Ltd. as of the dates indicated:

Won/U.S. Dollar Exchange Rate
December 31, 2008	1,257.5
January 31, 2009	1,368.5
February 27, 2009	1,516.4
March 31, 2009	1,377.1
April 30, 2009	1,348.0
May 29, 2009	1,272.9
June 30, 2009	1,284.7
July 31, 2009	1,240.5
August 31, 2009	1,244.9
September 30, 2009	1,188.7
October 31, 2009	1,200.6
November 30, 2009	1,167.4
December 31, 2009	1,167.6
January 29, 2010	1,156.5
February 26, 2010	1,158.4
March 31, 2010	1,130.8
April 30, 2010	1,115.5
May 31, 2010	1,200.2
June 30, 2010	1,210.3
July 30, 2010	1,187.2
August 31, 2010	1,189.1
September 30, 2010	1,142.0
October 29, 2010	1,126.6
November 30, 2010	1,157.3
December 31, 2010	1,138.9
January 31, 2011	1,114.3
February 28, 2011	1,127.9
March 31, 2011	1,107.2
April 30, 2011	1,072.3
May 31, 2011	1,080.6
June 30, 2011	1,078.1
July 30, 2011	1,052.6
August 31, 2011	1,071.7
September 30, 2011	1,179.5
October 31, 2011	1,104.9
November 30, 2011	1,150.3
December 31, 2011	1,153.3
January 31, 2012	1,125.0
February 29, 2012	1,126.5
March 31, 2012	1,137.8
April 30, 2012	1,134.2
May 31, 2012	1,177.8
June 29, 2012	1,153.8
July 31, 2012	1,136.2
August 31, 2012	1,134.6
September 28, 2012	1,118.6
October 31, 2012	1,094.1
November 30, 2012	1,084.7

Won/U.S. Dollar Exchange Rate
December 31, 2012	1,071.1
January 31, 2013	1,082.7
February 28, 2013	1,085.4
March 29, 2013	1,112.1
April 30, 2013	1,108.1

Prior to November 1997, the Government permitted exchange rates to float within a daily range of 2.25%. In response to the substantial downward pressures on the Won caused by the Republic’s economic difficulties in late 1997, in November 1997, the Government expanded the range of permitted daily exchange rate fluctuations to 10%. The Government eliminated the daily exchange rate band in December 1997, and the Won now floats according to market forces. The value of the Won relative to the U.S. dollar depreciated from ￦888.1 to US$1.00 on June 30, 1997 to ￦1,964.8 to US$1.00 on December 24, 1997. Due to improved economic conditions and increases in trade surplus, the Won has generally appreciated against the U.S. dollar, although the trend reversed in March 2008. During the period from January 2, 2008 through April 16, 2009, the value of the Won relative to the U.S. dollar declined by approximately 29.9%, due primarily to adverse economic conditions resulting from liquidity and credit concerns and volatility in the global credit and financial markets and repatriations by foreign investors of their investments in the Korean stock market. The market average exchange rate was ￦1,087.7 to US$1.00 on May 9, 2013.

Balance of Payments and Foreign Trade

Balance of Payments

Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current balance and the capital balance. The current balance tracks a country’s trade in goods and services and transfer payments and measures whether a country is living within its income from trading and investments. The capital balance covers all transactions involving the transfer of capital into and out of the country, including loans and investments. The overall balance represents the sum of the current and capital balances. An overall balance surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. An overall balance deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency. The financial account mirrors the overall balance. If the overall balance is positive, the surplus, which represents the nation’s savings, finances the overall deficit of the country’s trading partners. Accordingly, the financial account will indicate cash outflows equal to the overall surplus. If, however, the overall balance is negative, the nation has an international deficit which must be financed. Accordingly, the financial account will indicate cash inflows equal to the overall deficit.

The following table sets out certain information with respect to the Republic’s balance of payments:

Balance of Payments(1)

Classification	2008	2009	2010	2011	2012(4)
	(millions of dollars)
Current Account	3,197.5	32,790.5	29,393.5	26,068.2	43,138.5
Goods	5,170.1	37,866.0	40,082.5	31,660.0	38,337.7
Exports(2)	434,651.5	358,189.7	461,444.9	551,765.4	552,565.3
Imports(2)	429,481.4	320,323.7	421,362.4	520,105.4	514,227.6
Services	(5,734.1)	(6,640.5)	(8,626.0)	(5,849.5)	2,676.2
Income	4,435.4	2,276.7	1,015.9	2,890.9	4,885.5
Current Transfers	(673.9)	(711.7)	(3,078.9)	(2,633.2)	(2,760.9)
Capital and Financial Account	(1,154.0)	(34,651.2)	(27,478.5)	(26,778.0)	(43,619.1)
Capital Account	109.3	289.6	(217.9)	(24.7)	602.1
Financial Account(3)	(1,263.3)	(34,940.7)	(27,260.6)	(26,753.3)	(44,221.2)
Net Errors and Omissions	(2,043.5)	1,860.7	(1,915.0)	709.8	480.6

(1)	Figures are prepared based on the sixth edition of Balance of Payment Manual, or BPM6, published by International Monetary Fund in December 2008 and implemented by the Government in December 2010.
(2)	These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.
(3)	Includes borrowings from the IMF, syndicated bank loans and short-term borrowings.
(4)	Preliminary.

Source: The Bank of Korea.

The Republic recorded a current account surplus of approximately US$26.1 billion in 2011. The current account surplus in 2011 decreased from the current account surplus of US$29.4 billion in 2010, primarily due to a decrease in surplus from the goods account which more than offset a decrease in deficit from the services account.

Based on preliminary data, the Republic recorded a current account surplus of approximately US$43.1 billion in 2012. The current account surplus in 2012 increased from the current account surplus of US$26.1 billion in 2011, primarily due to (i) an increase in surplus from the goods account and (ii) a surplus of US$2.7 billion from the service account in 2012 compared to a deficit of US$5.8 billion in 2011.

Foreign Direct Investment

Since 1960, the Government has adopted a broad range of related laws, administrative rules and regulations, providing a framework for the conduct and regulation of foreign investment activities. In September 1998, the Government promulgated the Foreign Investment Promotion Act, or the FIPA, which replaced previous foreign direct investment related laws, rules and regulations, to promote inbound foreign investments by providing incentives to, and facilitating investment activities in the Republic by, foreign nationals. The FIPA prescribes, among others, procedural requirements for inbound foreign investments, incentives for foreign investments such as tax reductions, and requirements relating to designation and development of foreign investment target regions. The Government believes that providing a stable and receptive environment for foreign direct investment will accelerate the inflow of foreign capital, technology and management techniques.

The following table sets forth information regarding annual foreign direct investment in the Republic for the periods indicated.

Foreign Direct Investment

	2008	2009	2010	2011	2012
	(billions of dollars)
Contracted and Reported Investment
Greenfield Investment (1)	7.3	8.1	11.1	11.7	12.5
Merger & Acquisition	4.4	3.4	2.0	2.0	3.8

Total	11.7	11.5	13.1	13.7	16.3

Actual Investment	8.4	6.7	5.4	6.6	10.4

(1)	Includes building new factories and operational facilities.

Source: Ministry of Knowledge Economy

In 2012, the contracted and reported amount of foreign direct investment in the Republic increased to US$16.3 billion from US$13.7 billion in 2011, primarily due to an increase in foreign investment in the service sector to US$9.6 billion in 2012 from US$7.3 billion in 2011 and an increase in foreign investment in the manufacturing sector to US$6.1 billion in 2012 from US$5.7 billion in 2011.

The following table sets forth information regarding the source of foreign direct investment by region and country for the periods indicated:

Foreign Direct Investment by Region and Country

	2008	2009	2010	2011	2012
	(billions of dollars)
North America
U.S.A	1.3	1.5	2.0	2.4	3.7
Others	0.6	0.7	0.7	1.3	0.7

	1.9	2.2	2.7	3.7	4.4

Asia
Japan	1.4	1.9	2.1	2.3	4.5
Hong Kong	0.2	0.8	0.1	0.6	1.7
Singapore	0.9	0.4	0.8	0.6	1.4
China	0.4	0.2	0.4	0.7	0.7
Others	0.4	0.4	3.5	0.2	0.5

	3.3	3.7	6.9	4.4	8.8

European Union
England	1.2	2.0	0.6	0.9	0.4
Netherlands	1.2	1.9	1.2	1.0	0.6
Germany	0.7	0.6	0.3	1.5	0.4
France	0.5	0.1	0.2	0.2	0.2
Others	2.7	0.7	1.0	1.8	1.3

	6.3	5.3	3.3	5.4	2.9

Others regions and countries	0.2	0.3	0.2	0.2	0.2

Total	11.7	11.5	13.1	13.7	16.3

Source: Ministry of Knowledge Economy

Trade Balance

Trade balance figures measure the difference between a country’s exports and imports. If exports exceed imports the country has a trade balance surplus while if imports exceed exports the country has a deficit. A deficit, indicating that a country’s receipts from abroad fall short of its payments to foreigners, must be financed, rendering the country a debtor nation. A surplus, indicating that a country’s receipts exceed its payments to foreigners, allows the country to finance its trading partners’ net deficit to the extent of the surplus, rendering the country a creditor nation.

The following table summarizes the Republic’s trade balance for the periods indicated:

Trade Balance

	Exports(1)	Imports(2)	Balance of Trade	Exports as % of Imports
	(millions of dollars, except percentages)
2008	422,007.3	435,274.7	(13,267.4)	97.0
2009	363,533.6	323,084.5	40,449.1	112.5
2010	466,383.8	425,212.2	41,171.6	109.7
2011	555,213.7	524,413.1	30,800.6	105.9
2012(3)	547,869.8	519,584.5	28,285.3	105.4

(1)	These entries are derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods include insurance and freight cost.
(2)	These entries are derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods include insurance and freight cost.
(3)	Preliminary.

Source: The Bank of Korea.

Overall exports decreased in 2012 compared to 2011 due to a decrease in global demand for goods in general.

The Republic, due to its lack of natural resources, relies on extensive trading activity for growth. The country meets virtually all domestic requirements for petroleum, wood and rubber with imports, as well as much of its coal and iron needs. Exports consistently represent a high percentage of GDP and, accordingly, the international economic environment is of crucial importance to the Republic’s economy.

The following tables give information regarding the Republic’s exports and imports by major commodity groups:

Exports by Major Commodity Groups (C.I.F.)(1)

	2008	As % of Total	2009	As % of Total	2010	As % of Total	2011	As % of Total	2012(2)	As % of Total(2)
	(billions of dollars, except percentages)
Foods & Consumer Goods	4.1	1.0	4.3	1.2	5.4	1.2	6.5	1.2	6.8	1.2
Raw Materials and Fuels	44.1	10.5	27.9	7.7	38.5	8.3	61.7	11.1	65.4	11.9
Petroleum & Derivatives	37.8	9.0	23.2	6.4	31.9	6.8	52.0	9.4	56.6	10.3
Light Industrial Products	29.4	7.0	27.5	7.6	32.7	7.0	39.0	7.0	40.5	7.4
Heavy & Chemical Industrial Products	344.4	81.6	303.9	83.6	389.9	83.6	448.0	80.7	435.2	79.3
Electronic & Electronic Products	127.2	30.0	121.2	33.3	154.2	33.1	156.9	28.3	156.0	28.5
Chemicals & Chemical Products	41.9	9.9	36.6	10.1	47.5	10.2	59.1	10.6	59.6	10.9
Metal Goods	38.1	9.0	29.9	8.2	37.7	8.1	48.6	8.8	47.2	8.6
Machinery & Precision Equipment	42.9	10.3	32.8	9.0	44.0	9.4	54.5	9.8	55.7	10.2
Passenger Cars	31.3	7.4	22.4	6.2	31.8	6.8	40.9	7.4	42.4	7.7
Ship & Boat	41.3	9.8	42.8	11.8	47.1	10.1	54.6	9.8	38.2	7.0

Total	422.0	100.0	363.5	100.0	466.4	100.0	555.2	100.0	547.9	100.0

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods includes insurance and freight costs.
(2)	Preliminary

Source: The Bank of Korea.

Imports by Major Commodity Groups (C.I.F.) (1)

	2008	As % of Total	2009	As % of Total	2010	As % of Total	2011	As % of Total	2012(2)	As % of Total(2)
	(billions of dollars, except percentages)
Industrial Materials and Fuels	269.0	61.8	184.4	57.1	247.2	58.1	324.8	61.9	325.1	62.6
Crude Petroleum	85.9	19.7	50.8	15.7	68.7	16.2	100.8	19.2	108.3	20.8
Mineral	19.6	4.5	13.7	4.2	21.4	5.0	31.1	5.9	28.3	5.4
Chemicals	33.1	7.6	28.7	8.9	37.7	8.9	44.2	8.4	43.8	8.4
Iron & Steel Products	37.1	8.5	21.6	6.7	27.3	6.4	30.4	5.8	26.4	5.1
Non-ferrous Metal	13.4	3.1	9.1	2.8	12.6	3.0	15.1	2.9	12.6	2.4
Capital Goods	124.1	28.5	104.5	32.4	135.7	31.9	146.5	27.9	140.3	27.0
Machinery & Precision Equipment	40.0	9.2	33.6	10.4	47.7	11.2	50.5	9.6	49.8	9.6
Electric & Electronic Machines	70.4	16.2	59.8	18.5	73.3	17.2	80.1	15.3	76.3	14.7
Transport Equipment	11.7	2.7	9.5	3.0	12.9	3.0	13.9	2.7	12.1	2.3
Consumer Goods	42.1	9.7	34.1	10.6	42.3	9.9	53.1	10.1	54.2	10.4
Cereals	7.4	1.7	5.3	1.6	5.9	1.4	7.5	1.4	7.9	1.5
Goods for Direct Consumption	10.2	2.3	8.9	2.7	11.0	2.6	15.0	2.9	14.3	2.8
Consumer Durable Goods	16.4	3.8	12.9	4.0	16.2	3.8	18.6	3.5	19.4	3.7
Consumer Nondurable Goods	8.2	1.9	7.1	2.2	9.2	2.2	12.1	2.3	12.6	2.4

Total	435.3	100.0	323.1	100.0	425.2	100.0	524.4	100.0	519.6	100.0

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods includes insurance and freight costs.
(2)	Preliminary

In 2008, the Republic recorded a trade deficit of US$13.3 billion. Exports increased by 13.6% to US$422.0 billion and imports increased by 22.0% to US$435.3 billion from US$371.5 billion of exports and US$356.8 billion of imports, respectively, in 2007.

In 2009, the Republic recorded a trade surplus of US$40.4 billion. Exports decreased by 13.9% to US$363.5 billion and imports decreased by 25.8% to US$323.1 billion from US$422.0 billion of exports and US$435.3 billion of imports, respectively, in 2008.

In 2010, the Republic recorded a trade surplus of US$41.2 billion. Exports increased by 28.3% to US$466.4 billion and imports increased by 31.6% to US$425.2 billion from US$363.5 billion of exports and US$323.1 billion of imports, respectively, in 2009.

The Republic recorded a trade surplus of US$30.8 billion in 2011. Exports increased by 19.0% to US$555.2 billion and imports increased by 23.3% to US$524.4 billion from US$466.4 billion of exports and US$425.2 billion of imports, respectively, in 2010.

Based on preliminary data, the Republic recorded a trade surplus of US$28.3 billion in 2012. Exports decreased by 1.3% to US$547.9 billion and imports decreased by 0.9% to US$519.6 billion from US$555.2 billion of exports and US$524.4 billion of imports, respectively, in 2011.

The following table sets forth the Republic’s exports trading partners:

Exports

	2008	As % of 2008 Total	2009	As % of 2009 Total	2010	As % of 2010 Total	2011	As % of 2011 Total	2012(1)	As % of 2012 Total(1)
	(millions of dollars, except percentages)
China	91,388.9	21.7	86,703.2	23.9	116,837.8	25.1	134,185.0	24.2	134,322.6	24.5
United States	46,376.6	11.0	37,649.9	10.4	49,816.1	10.7	56,207.7	10.1	58,524.6	10.7
Japan	28,252.5	6.7	21,770.8	6.0	28,176.3	6.0	39,679.7	7.1	38,796.1	7.1
Hong Kong	19,771.9	4.7	19,661.1	5.4	25,294.3	5.4	30,968.4	5.6	32,606.2	6.0
Singapore	16,293.0	3.9	13,617.0	3.7	15,244.2	3.3	20,839.0	3.8	22,887.9	4.2
Taiwan	11,462.0	2.7	9,501.1	2.6	14,830.5	3.2	18,206.0	3.3	14,814.9	2.7
Germany	10,522.7	2.5	8,820.9	2.4	10,702.2	2.3	9,500.9	1.7	7,509.7	1.4
India	8,977.1	2.1	8,013.3	2.2	11,434.6	2.5	12,654.1	2.3	11,922.0	2.2
Russia	9,748.0	2.3	4,194.1	1.2	7,759.8	1.7	10,304.9	1.9	11,097.1	2.0
Indonesia	7,933.6	1.9	5,999.9	1.7	8,897.3	1.9	13,564.5	2.4	13,955.0	2.5
Others(2)	171,281.0	40.6	147,602.3	40.6	177,390.7	38.0	209,103.5	37.7	201,433.7	36.8

Total	422,007.3	100.0	363,533.6	100.0	466,383.8	100.0	555,213.7	100.0	547,869.8	100.0

(1)	Preliminary
(2)	Includes more than 200 countries and regions with lower exports levels than those shown above.

Source: The Bank of Korea.

The following table sets forth the Republic’s imports trading partners:

Imports

	2008	As % of 2008 Total	2009	As % of 2009 Total	2010	As % of 2010 Total	2011	As % of 2011 Total	2012(1)	As % of 2012 Total(1)
	(millions of dollars, except percentages)
China	76,930.3	17.7	54,246.1	16.8	71,573.6	16.8	86,432.2	16.5	80,784.6	15.5
Japan	60,956.4	14.0	49,427.5	15.3	64,296.1	15.1	68,320.2	13.0	64,363.1	12.4
United States	38,364.8	8.8	29,039.5	9.0	40,402.7	9.5	44,569.0	8.5	43,341.0	8.3
Saudi Arabia	33,781.5	7.8	19,736.8	6.1	26,820.0	6.3	36,972.6	7.1	39,707.1	7.6
Australia	18,000.3	4.1	14,756.1	4.6	20,456.2	4.8	26,316.3	5.0	22,987.9	4.4
Germany	14,769.1	3.4	12,298.5	3.8	14,304.9	3.4	16,962.6	3.2	17,645.4	3.4
Taiwan	10,642.9	2.4	9,851.4	3.0	13,647.1	3.2	14,693.6	2.8	14,012.0	2.7
United Arab Emirates	19,248.5	4.4	9,310.0	2.9	12,170.1	2.9	14,759.4	2.8	15,115.3	2.9
Indonesia	11,320.3	2.6	9,264.1	2.9	13,985.8	3.3	17,216.4	3.3	15,676.3	3.0
Malaysia	9,909.1	2.3	7,574.1	2.3	9,531.0	2.2	10,467.8	2.0	9,796.4	1.9
Others(2)	141,351.5	32.5	107,580.4	33.3	138,024.7	32.5	187,703.0	35.8	196,155.4	37.8

Total	435,274.7	100.0	323,084.5	100.0	425,212.2	100.0	524,413.1	100.0	519,584.5	100.0

(1)	Preliminary
(2)	Includes more than 200 countries and regions with lower imports levels than those shown above.

Source: The Bank of Korea.

In 2003, the outbreak of severe acute respiratory syndrome, or SARS, and the avian influenza in Asia (including China) and other parts of the world increased uncertainty about prospects for international trade and economic growth for affected countries, as well as world economic prospects in general. The avian influenza carried by migrating wild birds spread to several Asian countries, Russia, Romania and Turkey. In response to these outbreaks of avian influenza, the Government issued an advisory on disease prevention as of October 14, 2005 and conducted special monitoring of poultry farms. In addition, the Government continued to cooperate with regional and international efforts to develop and implement additional measures to contain and prevent SARS, the avian influenza and other diseases. Another outbreak of SARS, the avian influenza or similar incidents in the future may have an adverse effect on Korean and world economies and on international trade.

On October 6, 2010, the Republic and the European Union, or EU, signed an agreement on a bilateral free trade agreement, or FTA, which provisionally came into effect on July 1, 2011 after approval of the EU parliament and ratification by the Republic and EU member states. In April 2007, the Republic and the United States reached an FTA, which was subsequently renegotiated and signed by both nations in December 2010. The FTA was ratified by the U.S. Congress in October 2011 and the Korean National Assembly in November 2011 and came into effect on March 15, 2012.

Non-Commodities Trade Balance

The non-commodities trade deficit was US$2.0 billion in 2008, US$5.1 billion in 2009, US$10.7 billion in 2010 and US$5.6 billion in 2011. Based on preliminary data, the Republic had a non-commodities trade surplus of US$4.8 billion in 2012.

Foreign Currency Reserves

The following table shows the Republic’s total official foreign currency reserves:

Total Official Reserves

	December 31,
	2008	2009	2010	2011	2012
	(millions of dollars)
Gold(1)	$75.7	$79.0	$79.6	$2,166.6	$3,761.4
Foreign Exchange	200,479.1	265,202.3	286,926.4	298,232.9	316,897.7

Total Gold and Foreign Exchange	200,554.8	265,281.3	287,006.0	300,399.5	320,659.1

Reserve Position at IMF.	582.6	981.6	1,024.7	2,556.2	2,783.6
Special Drawing Rights	86.0	3,731.8	3,539.9	3,446.7	3,525.6

Total Official Reserves	$201,223.4	$269,994.7	$291,570.7	$306,402.5	$326,968.4

(1)	For this purpose, domestically-owned gold is valued at US$42.22 per troy ounce (31.1035 grams) and gold deposited overseas is calculated at cost of purchase.

Source: The Bank of Korea.

The Government’s foreign currency reserves increased to US$262.2 billion as of December 31, 2007 from US$8.9 billion as of December 31, 1997, primarily due to continued balance of trade surpluses and capital inflows. In 2008, the Government’s foreign currency reserves decreased, falling to US$201.2 billion as of December 31, 2008, partially as a result of the Government’s use of the foreign currency reserve to provide foreign currency liquidity to Korean financial institutions. The amount of the Government’s foreign currency reserve was US$328.8 billion as of April 30, 2013.

Government Finance

The Ministry of Strategy and Finance prepares the Government budget and administers the Government’s finances.

The Government’s fiscal year commences on January 1. The Government must submit the budget, which is drafted by the Minister of Strategy and Finance and approved by the President of the Republic, to the National Assembly not later than 90 days prior to the start of the fiscal year and may submit supplementary budgets revising the original budget at any time during the fiscal year.

The following table shows consolidated Government revenues and expenditures:

Consolidated Central Government Revenues and Expenditures

	December 31,
	2008	2009	2010	2011	2012(1)
	(billions of Won)
Total Revenues	250,713	250,810	270,923	292,323	311,456
Current Revenues	248,809	248,278	268,540	289,797	307,754
Total Tax Revenues(2)	200,202	198,438	213,319	231,273	246,918
Non-Tax Revenues	48,607	49,840	55,221	58,524	60,836
Capital Revenues	1,904	2,532	2,383	2,527	3,702
Total Expenditures and Net Lending	238,854	268,431	254,231	273,694	292,977
Total Expenditures	229,374	250,382	251,146	269,768	286,921
Current Expenditures	200,935	215,134	216,937	235,458	252,620
Capital Expenditures	28,439	35,248	34,209	34,310	34,301
Net Lending	5,480	18,049	3,084	3,926	6,056

(1)	Preliminary.
(2)	Includes social security contribution.

Source: Ministry of Strategy and Finance; Korea National Statistical Office.

The consolidated Government account consists of a General Account, Special Accounts (including a non-financial public enterprise special account) and Public Funds. The Government segregates the accounts of certain functions of the Government into Special Accounts and Public Funds for more effective administration and fiscal control. The Special Accounts and Public Funds relate to business type activities, such as economic development, road and railway construction and maintenance, monopolies, and communications developments and the administration of loans received from official international financial organizations and foreign governments.

Revenues derive mainly from national taxes and non-tax revenues. Taxes in Korea can be roughly classified into the following types:

•	income tax and capital gains tax,

•	property tax,

•	value-added tax,

•	customs duty tax, and

•	other taxes.

Income tax and capital gains tax are imposed on income derived from labor, business operation and ownership of assets and profits derived from capital appreciation. Income tax and capital gains tax, depending on the type of taxpayer, can be further classified into corporate income tax and individual income tax. Property tax is imposed on exchange or ownership of property and includes inheritance tax and gift tax. Value-added tax is imposed on value added to goods and services. Customs duty tax is imposed on imported goods. Other taxes include tax on certain securities transactions and a stamp tax for certain documents.

Expenditures include general administration, national defense, community service, education, health, social security, certain annuities and pensions and local finance, which involves the transfer of tax revenues to local governments.

For 2008, revenues increased by approximately 2.9% principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of ￦15.9 trillion in 2008.

For 2009, the Republic recorded total revenues of ￦250.8 trillion and total expenditures and net lending of ￦272.9 trillion in 2009. The Republic had a fiscal deficit of ￦17.6 trillion in 2009.

For 2010, the Republic recorded total revenues of ￦270.9 trillion and total expenditures and net lending of ￦254.2 trillion in 2010. The Republic had a fiscal surplus of ￦16.7 trillion in 2010.

For 2011, the Republic recorded total revenues of ￦292.3 trillion and total expenditures and net lending of ￦273.7 trillion in 2011. The Republic had a fiscal surplus of ￦18.6 trillion in 2011.

Based on preliminary data, the Republic recorded total revenues of ￦311.5 trillion and total expenditures and net lending of ￦293.0 trillion in 2012. The Republic had a fiscal surplus of ￦18.5 trillion in 2012.

Debt

The Government estimates that the total outstanding debt of the Government (including guarantees by the Government) as of December 31, 2011 amounted to approximately ￦434.6 trillion, an increase of 7.2% over the previous year. The Government estimates that the total outstanding debt of the Government (including guarantees by the Government) as of December 31, 2012 amounted to approximately ￦458.5 trillion, an increase of 5.5% over the previous year.

External and Internal Debt of the Government

The following table sets out, by currency and the equivalent amount in U.S. Dollars, the estimated outstanding direct external debt of the Government as of December 31, 2011:

Direct External Debt of the Government

	Amount in Original Currency	Equivalent Amount in U.S. Dollars (1)
	(millions)
US$	US$ 6,829.3	US$	6,829.3
Japanese Yen (¥)	¥ 6,759.1		87.0
Euro (EUR)	EUR 875.8		1,134.6

Total		US$	8,050.9

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2011.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic:

Direct Internal Debt of the Government

(billions of Won)
2007	278,800.8
2008	288,719.8
2009	331,904.1
2010	360,804.5
2011	390,249.4

The following table sets out all guarantees by the Government of indebtedness of others:

Guarantees by the Government

	December 31,
	2007	2008	2009	2010	2011
	(billions of Won)
Domestic	33,031.1	28,112.8	28,292.4	33,291.7	33,799.1
External(1)	31.8	—	1,508.4	1,508.3	1,258.6

Total	33,062.9	28,112.8	29,800.8	34,800.0	35,057.7

(1)	Converted to Won at foreign exchange banks’ telegraphed transfer selling rates to customers or the market average exchange rates in effect on December 31 of each year.

For further information on the outstanding indebtedness, including guarantees, of the Republic, see “—Tables and Supplementary Information”.

External Debt

The following tables set out certain information regarding the Republic’s external debt calculated under the criteria based on the sixth edition of Balance of Payment Manual, or BPM6, published by the International Monetary Fund in December 2008 and implemented by the Government in December 2010. Under BPM6, in particular, prepayments received in connection with the construction of ships are excluded from the external debt.

	December 31,
	2007	2008	2009	2010	2011
	(billions of dollars)
Long-term Debt	173.2	167.5	196.2	219.7	262.2
General Government	31.7	21.1	27.8	44.4	53.5
Monetary Authorities	12.3	13.1	28.3	25.3	21.6
Banks	58.9	59.0	64.6	71.0	93.5
Other Sectors	70.2	74.2	75.5	79.0	93.7

Short-term Debt	160.2	149.9	149.2	139.8	136.1
Monetary Authorities	9.6	18.3	11.7	10.3	8.9
Banks	134.0	110.4	115.7	102.1	100.6
Other Sectors	16.7	21.2	21.8	27.4	26.6

Total External Liabilities	333.4	317.4	345.4	359.4	398.4

Debt Record

The Government has always paid when due the full amount of principal of, interest on, and amortization of sinking fund requirements of, all of its indebtedness.

Tables and Supplementary Information

A. External Debt of the Government

(1) External Bonds of the Government

Series	Issue Date	Maturity Date	Interest Rate (%)	Currency	Original Principal Amount	Principal Amount Outstanding as of December 31, 2011
2003-001	June 3, 2003	June 1, 2013	4.25	USD	1,000,000,000	1,000,000,000
2004-001	September 22, 2004	September 22, 2014	4.875	USD	1,000,000,000	1,000,000,000
2005-001	November 2, 2005	November 3, 2025	5.625	USD	400,000,000	400,000,000
2005-002	November 2, 2005	November 2, 2015	3.625	EUR	500,000,000	500,000,000
2006-001	December 7, 2006	December 7, 2016	5.125	USD	500,000,000	500,000,000
2006-002	December 7, 2006	December 7, 2021	4.25	EUR	375,000,000	375,000,000
2009-001	April 16, 2009	April 16, 2014	5.75	USD	1,500,000,000	1,500,000,000
2009-002	April 16, 2009	April 16, 2019	7.125	USD	1,500,000,000	1,500,000,000

Total External Bonds in Original Currencies						USD 5,900,000,000
						EUR 875,000,000

Total External Bonds in Equivalent Amount of Won(1)						￦ 8,111,807,500,000

(1)	U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to ￦1,153.3, the market average exchange rate in effect on December 31, 2011, as announced by Seoul Money Brokerage Services, Ltd. Euro amounts are converted to Won amounts at the rate of EUR1.00 to ￦1,494.1, the market average exchange rate in effect on December 31, 2011, as announced by Seoul Money Brokerage Services, Ltd.

(2) External Borrowings of the Government

a. Borrowings in U.S. Dollars

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (USD)	Principal Amount Outstanding as of December 31, 2011 (USD)
January 29, 1971	41	3	29,200,000	939,405
April 12, 1971	30	3	400,000	10,888
June 24, 1971	40	3	14,000,000	346,704
August 31, 1971	41	3	6,000,000	146,509
January 20, 1972	41	3	2,000,000	178,818
February 14, 1972	41	3	40,000,000	2,306,944
February 14, 1972	40	3	162,200,000	5,032,041
March 16, 1972	41	3	17,000,000	1,244,420
June 27, 1972	40	3	5,000,000	237,315
September 13, 1972	41	3	2,500,000	174,542
February 28, 1973	40	3	25,000,000	2,339,733
April 12, 1973	42	3	96,300,000	12,034,264
April 12, 1973	43	3	5,300,000	826,041
April 12, 1973	40	3	25,200,000	1,578,382
January 28, 1974	40	3	5,000,000	487,131
April 19, 1974	40	3	2,800,000	360,500
September 11, 1974	41	3	25,700,000	4,262,421
September 13, 1975	41	3	5,000,000	819,121
September 13, 1975	41	3	5,000,000	818,222
September 13, 1975	41	3	5,000,000	1,148,677
February 18, 1976	40	3	11,900,000	1,596,466
February 18, 1976	40	3	27,900,000	3,870,144
February 18, 1976	40	3	23,400,000	4,996,542
February 18, 1976	40	3	90,800,000	13,774,070
July 21, 1977	41	3	59,500,000	12,555,707
July 21, 1977	40	3	43,800,000	7,944,731
June 7, 1979	30	3	40,000,000	9,673,136
January 25, 1980	40	3	30,000,000	8,161,941
May 18, 1981	40	3	27,000,000	7,990,217
October 12, 1994	20	6.25	1,640,370,000	349,363,083
March 27, 1998	15	LIBOR+0.75	2,000,000,000	68,856,448
September 14, 1998	16	LIBOR+0.5	48,000,000	5,209,749
October 23, 1998	15	LIBOR+0.75	2,000,000,000	400,000,000

Subtotal in Original Currency				USD 929,284,314

Subtotal in Equivalent Amount of Won(1)				￦1,071,743,599,260

(1)	U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to ￦1,153.3, the market average exchange rate in effect on December 31, 2011, as announced by Seoul Money Brokerage Services, Ltd.

b. Borrowings in Euro

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (EUR)	Principal Amount Outstanding as of December 31, 2011 (EUR)
April 19, 1982	39	2	25,000,000		318,509
March 27, 1985	30	2	6,000,000		511,858

Subtotal in Original Currency				EUR	830,367

Subtotal in Equivalent Amount of Won(1)				￦	1,240,652,000

(1)	Euro amounts are converted to Won amounts at the rate of EUR1.00 to ￦1,494.1, the market average exchange rate in effect on December 31, 2011, as announced by Seoul Money Brokerage Services, Ltd.

c. Borrowings in Japanese Yen

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (JPY)	Principal Amount Outstanding as of December 31, 2011 (JPY)
August 18, 1987	25	4.25	7,750,000,000		418,918,000
August 18, 1987	25	4.25	12,911,000,000		653,622,000
June 22, 1988	25	4.25	2,679,000,000		214,395,000
June 22, 1988	25	4.25	5,920,000,000		466,425,000
June 22, 1988	25	4.25	5,254,000,000		311,151,000
June 22, 1988	25	4.25	4,440,000,000		359,475,000
December 13, 1989	25	Floating	8,745,658,966		2,488,139,866
October 31, 1990	25	4	4,320,000,000		901,288,000
October 31, 1990	25	4	5,414,000,000		478,992,000
October 31, 1990	25	4	2,160,000,000		466,712,000

Subtotal in Original Currency				JPY	6,759,117,866

Subtotal in Equivalent Amount of Won(1)				￦	100,383,714,900

Total External Borrowings in Equivalent Amount of Won				￦	1,173,367,966,160

(1)	Japanese yen amounts are converted to Won amounts at the rate of JPY100.00 to ￦1,485.16, the market average exchange rate in effect on December 31, 2011, as announced by Seoul Money Brokerage Services, Ltd.

B. External Guaranteed Debt of the Government

Borrower	Issue Date	Maturity Date	Interest Rate (%)	Currency	Original Principal Amount	Principal Amount Outstanding as of December 31, 2011
Hana Bank	April 9, 2009	April 9, 2012	6.5	USD	1,000,000,000		1,000,000,000
Hana Bank	June 30, 2009	June 29, 2012	4.85	MYR	290,000,000		290,000,000

Total External Guaranteed Debt in Original Currencies						USD	1,000,000,000
						MYR	290,000,000

Total External Guaranteed Debt in Equivalent Amount of Won(1)						￦	1,258,558,400,000

(1)	U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to ￦1,153.3, the market average exchange rate in effect on December 31, 2011, as announced by Seoul Money Brokerage Services, Ltd. Malaysian ringgit amounts are converted to Won amounts at the rate of MYR1.00 to ￦362.96, the market average exchange rate in effect on December 31, 2011, as announced by Seoul Money Brokerage Services, Ltd.

C. Internal Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2011
	(%)			(billions of Won)
1. Bonds
Interest-Bearing Treasury Bond for Treasury Bond Management Fund	1.5-7.28	2002-2011	2012-2031	340,060.8
Interest-Bearing Treasury Bond for National Housing I	3.0	2002-2011	2007-2016	44,528.0
Interest-Bearing Treasury Bond for National Housing II	0.0-3.0	1987-2011	2007-2030	3,777.9
Interest-Bearing Treasury Bond for National Housing III	0	2005	2015	594.2
Non-interest-Bearing Treasury Bond for Contribution to International Organizations(1)	—	1967-1985	—	11.3

Total Bonds				388,972.2

2. Borrowings
Borrowings from The Bank of Korea	3.44	2011	2012	1,117.2
Borrowings from the Sports Promotion Fund	3.36	2011	2014	20.0
Borrowings from the Korea Foundation Fund	4.31	2009	2014	10.0
Borrowings from the Government Employees’ Pension Fund	2.8-3.88	2009-2011	2012-2014	60.0
Borrowings from the Film Industry Development Fund	3.04-3.85	2010-2011	2013-2014	50.0
Borrowings from the Culture and Arts Promotion Fund	3.29	2010	2013	20.0

Total Borrowings				1,277.2

Total Internal Funded Debt				390,249.4

(1)	Interest Rates and Years of Maturity not applicable.

D. Internal Guaranteed Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2011
	(%)			(billions of Won)
1. Bonds of Government-Affiliated Corporations
Korea Deposit Insurance Corporation	4.09-6.32	2007-2011	2012-2016	23,740.0
KAMCO	Floating-5.27	2009-2011	2012-2014	5,152.1
Korea Student Aid Foundation	Floating-5.26	2010-2011	2012-2031	4,800.0

Total Bonds				33,692.1

2. Borrowings of Government-Affiliated Corporations
Rural Development Corporation and Federation of Farmland	5.5	1989	2023	107.0
Total Borrowings				107.0

Total Internal Guaranteed Debt				33,799.1

DESCRIPTION OF THE DEBT SECURITIES

The Republic will issue debt securities under a fiscal agency agreement or agreements. The term “debt securities”, as used in this prospectus, refers to all debt securities issued and issuable from time to time under such fiscal agency agreement or agreements. The description below summarizes the material provisions of the debt securities and the fiscal agency agreement. Since it is only a summary, the description may not contain all of the information that may be important to you as a potential investor in the debt securities. Therefore, you should read the form of fiscal agency agreement and the form of global debt security before deciding whether to invest in the debt securities. The Republic has filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

The financial terms and other specific terms of your debt securities will be described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

The Republic will appoint a fiscal agent or agents in connection with debt securities whose duties will be governed by the fiscal agency agreement. The Republic may replace the fiscal agent or appoint different fiscal agents for different series of debt securities.

General Terms of the Debt Securities

The Republic may issue debt securities in separate series at various times. The prospectus supplement that relates to your debt securities will specify some or all of the following terms:

•	the aggregate principal amount;

•	the currency of denomination and payment;

•	any limitation on principal amount and authorized denominations;

•	the percentage of their principal amount at which the debt securities will be issued;

•	the maturity date or dates;

•	the interest rate for the debt securities and, if variable, the method by which the interest rate will be calculated;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	the dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

•	where and how the Republic will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed before maturity;

•	any sinking fund or similar provision;

•

whether the debt securities are subject to “collective action clauses” (as described in “—Events of Default—Collective Action Debt Securities” below) that contain provisions regarding acceleration and voting on amendments, modifications and waivers that differ from those for the debt securities that are not subject to collective action clauses (see “Description of the Debt Securities—Events of Default— Collective Action Debt Securities” and “—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities”);

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•

if issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other; and

•	other specific provisions.

The Republic may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates.

Depending on the terms of the debt securities issued by the Republic, the prospectus supplement relating to the debt securities may also describe applicable U.S. federal income tax and other considerations additional to the disclosure in this prospectus.

Payments of Principal, Premium and Interest

On every payment date specified in the relevant prospectus supplement, the Republic will pay the principal, premium and interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. The Republic will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, the Republic will make payments in U.S. dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement or debt securities, the Republic will pay interest by check, payable to the registered holder.

If the Republic issues any debt securities in bearer form, it will make any payments on debt securities in bearer form at the offices and agencies of the fiscal agent or any other paying agent outside the United States as the Republic may designate. At the option of the holder of the bearer debt securities, the Republic will make such payments by check or by transfer to an account maintained by the holder with a bank located outside of the United States. The Republic will not make payments on bearer debt securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, the Republic will not make any payment by mail to an address in the United States or by transfer to an account maintained by a holder of bearer debt securities with a bank in the United States. Nevertheless, the Republic will make payments on a bearer debt security denominated and payable in U.S. dollars at an office or agency in the United States if:

•	payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

•	the payment is then permitted under United States law, without material adverse consequences to the Republic.

If the Republic issues bearer debt securities, the Republic will designate the offices of at least one paying agent outside the United States as the location for payment.

Repayment of Funds; Prescription

Any funds held by the fiscal agent or paying agent in respect of any debt securities remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent or paying agent to the Republic. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid, and you may look only to the Republic for any payment under the debt securities.

Under Korean law, you will not be permitted to file a claim against the Republic for payment of principal or interest on any series of debt securities unless you do so within five years from the date on which such payment was due; provided, however, in the event one or more payments of interest on any particular series of debt securities is to be made within one year, you will not be permitted to file a claim against the Republic for the payment of such interest unless you do so within the three-year period commencing the date on which such interest payment was due.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, the Republic anticipates that the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security

The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the fiscal agency agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•

must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder; and

•	will receive payments of principal and interest from the depositary or its participants rather than directly from the Republic.

The Republic understands that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

The Republic will register debt securities in the name of a person other than the depositary or its nominee only if:

•	the depositary for a series of debt securities is unwilling or unable to continue as depositary; or

•	the Republic determines, in its sole discretion, not to have a series of debt securities represented by a global security.

In either such instance, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form.

Beneficial Interests in and Payments on a Global Security

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, the Republic expects the depositary to credit the depositary’s participants’ accounts with amounts that correspond to their respective beneficial interests in the global security. The Republic also expects that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. The Republic has no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. The Republic also has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Bearer Securities

The Republic may issue debt securities in a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear Bank S.A./N.V., or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a global security will be described in the applicable prospectus supplement.

Additional Amounts

The Republic will make all payments of principal of, and premium and interest, if any, on the debt securities without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. In that event, the Republic will pay additional amounts as necessary to ensure that you receive the same amount as you would have received without such withholding or deduction.

The Republic will not pay, however, any additional amounts if you are liable for Korean tax because:

•	you are connected with the Republic other than by merely owning the debt security or receiving income or payments on the debt security;

•

you failed to comply with any certification or other reporting requirement concerning your nationality, residence, identity or connection with the Republic, or any of its political subdivisions or taxing authorities, and the Republic, or any of its political subdivisions or taxing authorities requires compliance with these reporting requirements as a precondition to exemption from Korean withholding taxes; or

•

you failed to present your debt security for payment within 30 days of when the payment is due or, if the fiscal agent did not receive the money prior to the due date, the date notice is given to holders that the fiscal agent has received the full amount due to holders.

The Republic will not pay any additional amounts for taxes on the debt securities except for taxes payable through deduction or withholding from payments of principal, premium or interest. Examples of the types of taxes for which the Republic will not pay additional amounts include the following: estate or inheritance taxes, gift taxes, sales or transfer taxes, personal property or similar taxes, assessments or other governmental charges. The Republic will pay stamp or other similar taxes that may be imposed by the Republic, the United States or any political subdivision or taxing authority in one of those two countries in connection with the execution of the fiscal agency agreement or the issuance of the debt securities. Upon request, the Republic will provide holders with copies of official receipts (or other comparable documentation) evidencing the payment of any Korean withholding tax withheld or deducted from payments on the debt securities.

Status of Debt Securities

The debt securities will:

•	constitute the Republic’s direct, unconditional, unsecured and unsubordinated obligations;

•	rank at least equally in right of payment among themselves, regardless of when issued or currency of payment; and

•	rank at least equally in right of payment with all of the Republic’s existing and future unsecured and unsubordinated External Indebtedness.

“External Indebtedness” means all obligations of the Republic in respect of money borrowed and guarantees given by the Republic in respect of money borrowed by others, payable by its terms or at the option of its holder in any currency other than the currency of Korea.

Negative Pledge Covenant

If any debt securities of a series are outstanding, the Republic will not create or permit to subsist any Security Interests on the Republic’s assets as security for any of the Republic’s Public External Indebtedness unless the debt securities are secured equally and ratably with such Public External Indebtedness. However, the Republic may create or permit Security Interests:

(a)	upon any property or asset (or any interest in properties or assets) at the time of their purchase, improvement, construction, development or redevelopment, solely as security for the payment of the purchase, improvement, construction, development or redevelopment costs of such property or assets, provided that (1) such Security Interest does not extend to any other assets or revenues of the Republic and (2) in the case of construction, the Security Interest may extend to unimproved real property for the construction;

(b)	securing Public External Indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project, provided that (1) the holders of the Public External Indebtedness expressly agree to limit their recourse to the assets and revenues of the project as their principal source of repayment and (2) the property over which the Security Interest is granted consists solely of the assets and revenues of the project (provided that in the case of construction, the Security Interest may extend to unimproved real property for the construction and to any trust account into which the proceeds of the offering creating such Public External Indebtedness may be temporarily deposited pending use in connection with such construction);

(c)	arising in the ordinary course of borrowing activities of the Republic to secure Public External Indebtedness with a maturity of one year or less;

(d)	existing on any property or asset at the time of its acquisition (or arising after its acquisition pursuant to an agreement entered into prior to, and not in contemplation of, such acquisition), and extensions and renewals of such Security Interest limited to the original property or asset covered thereby and securing any extension or renewal of the original secured financing;

(e)	arising out of the renewal, extension or replacement of any Public External Indebtedness permitted under paragraphs (a) or (c) above; provided, however, that the principal amount of such Public External Indebtedness is not increased;

(f)	which (1) arises pursuant to an attachment, distraint or similar legal process arising in connection with court proceedings so long as the execution or other enforcement thereof is effectively stayed and in which the secured claims are being contested in good faith by appropriate proceedings or (2) secures the reimbursement obligation under any bond given in connection with the release of property from any Security Interest referred to in (1) above, provided that in each of (1) and (2), such Security Interest is released or discharged within one year of its imposition;

(g)	in existence as of the date of issuance of the debt securities of a series; and

(h)	arising by operation of law, provided that the Republic may not create such Security Interest solely for the purpose of securing any Public External Indebtedness.

“Security Interest” means any lien, pledge, mortgage, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest.

“Public External Indebtedness” means any External Indebtedness represented by bonds, notes, debentures or other securities that are or were intended to be quoted, listed or traded on any securities exchange or other securities market.

The international reserves of The Bank of Korea represent substantially all of the official gross international reserves of the Republic. Because The Bank of Korea is an independent entity, the Republic is of the view that international reserves owned by The Bank of Korea are not subject to the negative pledge covenant in the debt securities and that The Bank of Korea could in the future incur Public External Indebtedness secured by such reserves without securing amounts payable under the debt securities.

Events of Default

Each of the following constitutes an event of default with respect to any series of debt securities:

(a)	the Republic fails to pay principal or interest or premium or deposit any sinking fund payment on any debt securities of the series when due and such failure to pay continues for 30 days;

(b)	the Republic fails to perform or breaches any of the covenants or agreements in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered to the Republic at the office of the fiscal agent by holders representing at least 10% of the aggregate principal amount of the debt securities of the series;

(c)	the Republic fails to make any payment in respect of:

(1)	Public External Indebtedness (other than Public External Indebtedness constituting guarantees by the Republic) in an aggregate principal amount in excess of US$30,000,000, or its equivalent in any other currency, when due, and such failure continues beyond the applicable grace period (whether at maturity, upon acceleration by reason of any default or otherwise); or

(2)	any Public External Indebtedness constituting guarantees by the Republic in an aggregate principal amount in excess of US$30,000,000, or its equivalent in any other currency, when due (whether at maturity, upon acceleration by reason of default or otherwise), and such failure continues until the earlier of (A) the expiration of any applicable grace period or 30 days, whichever is longer, or (B) the acceleration of any such Public External Indebtedness by any holder thereof; or

(d)	the Republic declares a moratorium on the payment of any Public External Indebtedness.

You should note that:

•	the Republic is not required to provide periodic evidence of the absence of defaults; and

•	the fiscal agency agreement does not require the Republic to notify holders of the debt securities of an event of default or grant any debt security holder a right to examine the security register.

Non-Collective Action Debt Securities

The following provisions apply to any series of debt securities that are not “collective action debt securities” (as described below). These securities are referred to in this prospectus as “non-collective action debt securities”.

Upon the occurrence of an event of default:

•

in the case of any event of default described in clause (b), the holders of at least 25% in aggregate principal amount of all non-collective action debt securities of that series (not counting debt securities held by the Republic) then outstanding may by written demand given to the Republic, with a copy to the fiscal agent, declare the non-collective action debt securities of that series held by it to be immediately due and payable; or

•

in the case of any other event of default, each holder of non-collective action debt securities of that series may by written demand given to the Republic, with a copy to the fiscal agent, declare the non- collective action debt securities of that series held by it to be immediately due and payable and upon such declaration the principal and interest accrued on the relevant non-collective action debt securities will become immediately due and payable upon the date that such written notices are received at the office of the fiscal agent, unless prior to such date all events of default in respect of the relevant non-collective action debt securities has been cured.

Collective Action Debt Securities

The following provisions apply to any series of debt securities that are “collective action debt securities” as described below.

The following provisions and the provisions regarding voting on amendments, modifications and waivers described under “—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities” are referred to in this prospectus as “collective action clauses” and any series of debt securities that are subject to the collective action clauses are referred to in this prospectus as “collective action debt securities”.

If any of the events of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of all debt securities of that series outstanding (as described in “—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities”) may, by written notice to the fiscal agent, declare all debt securities of that series to be due and payable immediately.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the relevant debt securities will become immediately due and payable on the date the Republic receives written notice of the declaration, unless the Republic has remedied the event or events of default prior to receiving the notice. The holders of more than 50% of the aggregate principal amount of the outstanding relevant debt securities may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Modifications and Amendments; Debt Securityholders’ Meetings

Non-Collective Action Debt Securities

The following provisions apply to any non-collective action debt securities.

Each holder of a series of non-collective action debt securities must consent to any amendment or modification of the terms of that series of non-collective action debt securities or the fiscal agency agreement that would, among other things:

•	change the stated maturity of the principal of the debt securities or any installment of interest;

•	reduce the principal amount of, or the interest rate on, or any premium payable upon redemption of any debt security of such series;

•	change the currency or place of payment of principal, interest or premium on debt securities of that series; or

•	reduce the percentage of the outstanding principal amount needed to modify or amend the fiscal agency agreement or the terms of such series of debt securities.

The Republic and the fiscal agent may, with the exception of the above changes, either (a) at a meeting duly called and held as described below, upon the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the non-collective action debt securities of a series then outstanding that are represented at the meeting or (b) with the written consent of the holders of at least 66 2/3% in aggregate principal amount of the non-collective action debt securities of a series that are outstanding, modify and amend other terms of that series of non-collective action debt securities.

The Republic may at any time call a meeting of the holders of a series of non-collective action debt securities to seek the holders of the debt securities’ approval of the modification, or amendment, or obtain a waiver, of any provision of that series of debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the Republic. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

While an event of default with respect to a series of non-collective action debt securities is continuing, holders of at least 10% of the aggregate principal amount of that series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of that series by providing to the fiscal agent a written request setting forth in reasonable detail the action proposed to be taken at the meeting.

Holders of non-collective action debt securities who hold, in the aggregate, a majority in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum at a meeting. At the reconvening of any meeting adjourned for a lack of a quorum, the persons entitled to vote 25% in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum for taking any action set out in the original notice. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a debt security holder. The fiscal agent may make all rules governing the conduct of any meeting.

No consent of holders is or will be required for any modification or amendment requested by the Republic or by the fiscal agent to:

•	add covenants made by the Republic that benefit holders of any series of non-collective action debt securities;

•	surrender any right or power of the Republic;

•	provide security or collateral for any series of non-collective action debt securities;

•	cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or any series of non-collective action debt securities; or

•

amend the fiscal agency agreement or any series of non-collective action debt securities in any manner which would not be inconsistent with such debt securities and would not adversely affect the interests of any holder of the affected debt securities.

Collective Action Debt Securities

The following provisions apply to any collective action debt securities.

The Republic may call a meeting of the holders of a series of collective action debt securities at any time regarding the fiscal agency agreement or the debt securities. The Republic will determine the time and place of the meeting. The Republic will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, the fiscal agent will call a meeting of the holders of a series of collective action debt securities if the holders of at least 10% of the aggregate principal amount of the outstanding debt securities have delivered a written request to the fiscal agent setting forth the action they propose to take. The fiscal agent will notify the holders of the time, place and purpose of any meeting called by the holders not less than 30 and not more than 60 days before the meeting.

Only holders of a series of collective action debt securities and their proxies are entitled to vote at a meeting of holders. Holders or proxies representing a majority of the aggregate principal amount of the outstanding collective action debt securities will normally constitute a quorum. However, if a meeting is adjourned for a lack of a quorum, then holders or proxies representing 25% of the aggregate principal amount of that series of outstanding collective action debt securities will constitute a quorum when the meeting is rescheduled. For purposes of a meeting of holders that proposes to discuss reserved matters, which are specified below, holders or proxies representing 75% of the aggregate principal amount of that series of outstanding debt securities will constitute a quorum, and at the reconvening of any such meeting adjourned for a lack of a quorum, the persons entitled to vote 75% of the aggregate principal amount of that series of outstanding debt securities shall constitute a quorum for the taking of any action set forth in the original meeting. The fiscal agent may set the procedures governing the conduct of the meeting.

The Republic, the fiscal agent and the holders may amend, modify, supplement or waive the terms of the collective action debt securities (other than reserved matters specified below and matters that do not require consent of any holder of the debt securities for amendment described below) or the fiscal agency agreement:

•	with the affirmative vote of the holders of not less than 66 2/3% of the aggregate principal amount of that series of outstanding debt securities that are represented at a meeting; or

•	with the written consent of the holders of 66 2/3% of the aggregate principal amount of that series of outstanding debt securities.

However, the holders of not less than 75% of the aggregate principal amount of that series of outstanding collective action debt securities, voting at a meeting or by written consent, must consent to any amendment, modification, supplement or waiver of the terms of the collective action debt securities or the fiscal agency agreement that would:

•	change the due dates for the payment of principal of or interest on the debt securities;

•	reduce any amounts payable on the debt securities;

•	reduce the amount of principal payable upon acceleration of the maturity of the debt securities;

•	change the payment currency or places of payment for the debt securities;

•	permit early redemption of the debt securities or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•

reduce the percentage of holders of the debt securities whose vote or consent is needed to amend, supplement or modify the fiscal agency agreement (as it relates to the debt securities) or the terms and conditions of the debt securities or to take any other action with respect to the debt securities or change the definition of “outstanding” with respect to the debt securities;

•	change the Republic’s obligation to pay any additional amounts;

•	change the governing law provision of the debt securities;

•

change the courts to the jurisdiction of which the Republic has submitted, the Republic’s obligation to appoint and maintain an agent for service of process in the Borough of Manhattan, The City of New York or the Republic’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the debt securities;

•	in connection with an exchange offer for the debt securities, amend any event of default under the debt securities; or

•	change the status of the debt securities, as described under “—Status of Debt Securities”.

The above matters are referred to in this prospectus as “reserved matters.” A change to a reserved matter, including the payment terms of a series of collective action debt securities, can be made without the consent of holders of debt securities of that series, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding debt securities of that series) agree to the change.

The Republic and the fiscal agent may, without the vote or consent of any holder of the collective action debt securities, amend the fiscal agency agreement or the collective action debt securities to:

•	add covenants made by the Republic that benefit holders of the debt securities;

•	surrender any right or power of the Republic;

•	provide security or collateral for the debt securities;

•	cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or the debt securities; or

•

amend the fiscal agency agreement or the debt securities in any manner which would not be inconsistent with the debt securities and would not adversely affect the interests of any holder of the debt securities.

For purposes of determining the “outstanding” principal amount of any collective action debt securities and whether the required percentage of holders of any collective action debt securities has approved any amendment, modification, supplement or waiver of the terms of the debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities, any debt securities owned, directly or indirectly, by the Republic or any public sector instrumentality of the Republic will be disregarded and deemed not to be outstanding, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means The Bank of Korea, any department, ministry or agency of the Republic or any corporation, trust, financial institution or other entity majority-owned and controlled by the Republic or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Fiscal Agent

The fiscal agency agreement governs the duties of each fiscal agent. The Republic may maintain bank accounts and a banking relationship with each fiscal agent. The fiscal agent is an agent of the Republic and does not act as a trustee for the holders of the debt securities.

Further Issues of Debt Securities

The Republic may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of debt securities (or that are the same except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). The Republic may consolidate such additional debt securities with the outstanding debt securities to form a single series.

Governing Law, Jurisdiction, Consent to Service and Enforceability

The debt securities will be governed by the laws of the State of New York, except for the Republic’s authorization, execution and delivery and any other matters that must be governed by the laws of the Republic.

It may be difficult for investors to obtain or enforce judgments against the Republic. The Republic is a foreign sovereign. Foreign sovereigns are generally immune from lawsuits and from the enforcement of judgments under U.S. law. Foreign sovereigns may waive this immunity and limited exceptions to this rule are spelled out in the U.S. Foreign Sovereign Immunities Act of 1976.

The Republic has agreed to submit to the jurisdiction of any state or federal court in The City of New York, for lawsuits brought by investors on the debt securities. Investors may also bring action against the Republic in appropriate Korean courts. The Republic will appoint its Consul in New York as its authorized agent to receive any process that may be served in an action brought by an investor. The Korean Consulate General in New York is located at 335 East 45th Street, New York, New York 10017. Notwithstanding the foregoing, the Republic’s consent to jurisdiction does not extend to actions brought against the Republic arising out of or based upon U.S. federal securities laws or any state securities laws, and the Consul of the Republic in New York is not the agent for service of process relating to actions arising out of or based upon U.S. federal securities laws or any state securities laws.

In addition, the Republic will waive its right to claim immunity for any lawsuits brought by investors in courts present in The City of New York or in any appropriate court in the Republic, provided that under Korean law no execution or attachment can be issued out of any court in the Republic for enforcing any judgment or order against any assets of the Government other than cash assets. Such a waiver will constitute only a limited and specific waiver for the purposes of the debt securities and under no circumstances shall it be interpreted as a general waiver by the Republic or a waiver with respect to proceedings unrelated to the debt securities. Further, the Republic will not agree to waive its right to immunity with regard to:

•	actions brought against the Republic under U.S. federal securities laws or any state securities laws;

•	present or future “premises of the mission” as defined in the Vienna Convention on Diplomatic Relations signed in 1961;

•	“consular premises” as defined in the Vienna Convention on Consular Relations signed in 1963; and

•	any other property or assets (including property or assets for military, governmental or public purposes) other than cash.

Thus, the Republic may assert immunity to such actions or with respect to such property or assets. Investors may have difficulty making any claims based upon such securities laws or enforcing judgments against the property or assets described above.

In original actions brought before Korean courts, there is doubt as to the enforceability of civil liabilities based on the U.S. federal securities laws. A judgment obtained against the Republic in a foreign court having valid jurisdiction in accordance with the international jurisdiction principles under Korean law and applicable treaties may be recognized and enforced by the courts of the Republic in an action brought to enforce such judgment, if:

•	the judgment is final and conclusive;

•

the party against whom such judgment was awarded received service of process (other than by publication or similar means) in sufficient time to prepare its defense in conformity with the laws of the jurisdiction of the court rendering judgment or such party responded to the action without being served with process;

•	recognition of such judgment is not contrary to the Republic’s public policy; and

•	under similar circumstances such foreign court would recognize and enforce a comparable judgment of Korean courts.

LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES

Except as may otherwise be provided in the prospectus supplement applicable thereto, bearer securities (including bearer securities in global form) will not be offered, sold or delivered within the United States or its possessions or to you, if you are a United States person, except in certain circumstances permitted by United States tax regulations. If so specified in the applicable prospectus supplement, bearer securities will initially be represented by one or more temporary global securities (without interest coupons) to be deposited with a common depositary in London for Euroclear and Clearstream for credit to designated accounts. Unless otherwise indicated in the applicable prospectus supplement:

•

each such temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days following its issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations, provided that in no event will any bearer security be mailed or otherwise delivered to any location in the United States in connection with such exchange; and

•

any interest payable on any portion of a temporary global security with respect to any interest payment date therefor occurring prior to the issuance of definitive bearer securities in exchange for such temporary global security will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in the United States tax regulations.

Bearer securities (other than temporary global debt securities) with a maturity greater than one year and any related coupons will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.” The sections referred to in such legend provide that a United States person (other than a financial institution described in such sections and the regulations promulgated thereunder or a United States person holding through such a financial institution) who holds a bearer security or coupon will not be allowed to deduct any loss realized on the sale, exchange or redemption of such bearer security and any gain (which might otherwise be characterized as capital gain) recognized on such sale, exchange or redemption will be treated as ordinary income. Terms used in this paragraph have the meanings given to them by the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

TAXATION

The following discussion summarizes certain Korean and U.S. federal income tax considerations that may be relevant to you if you invest in the debt securities. This summary is based on laws, regulations, rulings and decisions now in effect, which may change. Any change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of investing in the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Korean Taxation

The following summary of Korean tax consideration applies to you so long as you are not:

•	a resident of Korea;

•	a corporation having its head office or principal place of business, or place of effective management in Korea (a Korean corporation); or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Interest

Under current Korean tax laws in effect, when the Republic makes payments of interest to you on the debt securities, as long as such debt securities are denominated in a currency other than Won and the issuance of such debt securities is deemed to be an overseas issuance under the Special Tax Treatment Control Law of Korea, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein.

Capital Gains

Capital gains earned by you from the sale of the debt securities denominated in a currency other than Won to non-residents of Korea (other than to their permanent establishments in Korea) will not be subject to any Korean income or withholding taxes. In addition, capital gains earned by you from the transfer of the debt securities denominated in a currency other than Won taking place outside of Korea are currently exempt from taxes under the Special Tax Treatment Control Law of Korea, provided that the issuance of such debt securities is deemed to be an overseas issuance under the Special Tax Treatment Control Law of Korea. If you sell or otherwise dispose of such debt securities to a Korean resident or a Korean corporation (or the Korean permanent establishment of a non-resident or a non-Korean corporation) and such disposition or sale is made within Korea, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of 11% of gross sale proceeds with respect to transactions or (subject to the production of satisfactory evidence of the acquisition cost and certain direct transaction costs of the debt securities) 22% of net gain), unless an exemption is available under an applicable income tax treaty. For example, if you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States, you are generally entitled to an exemption from Korean taxation in respect of any gain realized on a disposition of the debt securities, regardless of whether the disposition is to a Korean resident. Furthermore, in order for you to obtain the benefit of tax exemption under a tax treaty, Korean tax law requires you to submit an application for tax exemption, along with a certificate of tax residence issued by a competent authority of such jurisdiction no later than the ninth day of the month following the date of first payment of income.

Stamp Taxes

You generally will not be subject to any Korean transfer tax, stamp duty or similar documentary tax in respect of or in connection with a transfer of the debt security.

Inheritance Tax and Gift Tax

If you die while you are the holder of the debt securities, the subsequent transfer of the debt securities by way of succession will be subject to Korean inheritance tax. Similarly, if you transfer the debt securities as a gift, the donee will be subject to Korean gift tax and you may be required to pay the gift tax if the donee fails to do so. At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

United States Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in the debt securities and are a U.S. holder. With respect to U.S. holders, the discussion set forth below is applicable to U.S. holders (i) who are residents of the United States for purposes of the current Convention Between the United States of America and The Republic of Korea for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and the Encouragement of International Trade and Investment (the “Treaty”), (ii) whose debt securities are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the Treaty. For U.S. federal income tax purposes, you will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of your investment in a debt security. This summary deals only with U.S. holders that hold the debt securities as capital assets. This summary does not apply to you if you are an investor that is subject to special tax rules, such as:

•	a bank or thrift;

•	a real estate investment trust;

•	a regulated investment company;

•	an insurance company;

•	a dealer in securities or currencies;

•	a trader in securities or commodities that elects mark-to-market treatment;

•	a person that will hold the debt securities as a hedge against interest rate or currency risk or as a position in a “straddle” or conversion transaction;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity;

•	a tax-exempt organization; or

•	a person whose “functional currency” is not the U.S. dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. The discussion below assumes that all debt securities issued will be classified for U.S. federal income tax purposes as the Republic’s indebtedness, and you should note that in the event of an alternative characterization, the tax consequences would differ from those discussed below. Any special U.S. federal income tax considerations relevant to a particular issue of the debt securities will be provided in the applicable prospectus supplement. This summary does not discuss the treatment of persons that are not U.S. holders.

If a partnership holds debt securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding debt securities, you should consult your tax adviser.

You should consult your tax adviser about the tax consequences of holding the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Payments or Accruals of Interest and Additional Amounts

Payments or accruals of “qualified stated interest” (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts, in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security denominated in a currency other than U.S. dollars (a “Foreign Currency Note”), the amount of interest income you will realize will be the U.S. dollar value of such foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into U.S. dollars. No exchange gain or loss is recognized with respect to the receipt of such payment. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period, or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year. Alternatively, as an accrual-basis U.S. holder you may elect to translate all interest income on a Foreign Currency Note at the spot rate on the last day of the accrual period, or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year, or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

You will also be required to include in income any additional amounts paid in respect of any Korean tax withheld from the interest payments you receive. You may be entitled to deduct or credit any such tax, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of your foreign taxes for a particular tax year). Interest income on a debt security (including any additional amounts for Korean tax withheld) generally will be considered foreign source income and, for purposes of the U.S. foreign tax credit, generally will be considered passive category income. You will generally be denied a foreign tax credit for any Korean taxes imposed with respect to the debt securities where you do not meet a minimum holding period requirement during which you are not protected from risk of loss. The rules governing the foreign tax credit are complex. You are urged to consult your tax adviser regarding the availability of the foreign tax credit under your particular circumstances.

Purchase, Sale and Retirement of Notes

Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a Foreign Currency Note, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the Foreign Currency Note is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis taxpayer that makes a special election, then you will determine the U.S. dollar value of the cost of the Foreign Currency Note by translating the amount of the foreign currency that you paid for the Note at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a Foreign Currency Note in respect of original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a Foreign Currency Note, you generally will not have any taxable gain or loss as a result of the purchase.

When you sell or exchange a debt security, or if a debt security is redeemed or retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction, less any accrued qualified stated interest, which will be subject to tax in the manner described above, and your adjusted tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the redemption or retirement of a debt security, the amount you will realize for U.S. federal income tax purposes generally will be the U.S. dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date such debt security is disposed of or retired. If you dispose of a Foreign Currency Note that is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis taxpayer that makes a special election, then you will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale, exchange, redemption or retirement.

The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of Foreign Currency Notes traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service.

Except as discussed below with respect to short-term debt securities, market discount, foreign currency gain or loss and with respect to contingent payment debt instruments, which this summary generally does not discuss, the gain or loss that you recognize on the sale, exchange, redemption or retirement of a debt security generally will be treated as capital gain or loss, and, if you have held the debt security for more than one year, long-term capital gain or loss. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by individual investors. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Any gain or loss that you recognize on the sale, exchange, redemption or retirement of a debt security generally will be treated as U.S. source income. Consequently, you may not be able to claim a credit for any Korean tax imposed upon the sale, exchange, redemption or retirement of a debt security unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange, redemption or retirement of a Foreign Currency Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the Note. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the Foreign Currency Note.

Original Issue Discount

If the Republic issues debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of whole years to their maturity, the debt securities will be “Original Issue Discount Notes”. The difference between the issue price and their stated redemption price at maturity generally will be the “original issue discount.” The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities included in the issue of which the specified debt securities are a part are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons). The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property, other than debt instruments issued by the Republic, at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices. Interest is payable at a single fixed rate only if the rate appropriately takes into account the length of the interval between payments. Notice will be given in the applicable prospectus supplement when the Republic determines that a particular debt security will bear interest that is not qualified stated interest.

In the case of a debt security issued with de minimis original issue discount (i.e., discount that is not “original issue discount” because it is less than 0.25% of the stated redemption price at maturity of the debt security multiplied by the number of whole years to its maturity), you generally must include such de minimis original issue discount in income as stated principal payments on the debt securities are made in proportion to the stated principal amount of the debt security. Any amount of de minimis original issue discount that has been included in income shall be treated as capital gain.

If you invest in Original Issue Discount Notes you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Code and certain Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Note you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, before you receive the cash attributable to that income. However, you generally will not be required to include separately in income cash payments received on the debt securities, even if denominated as interest, to the extent such payments do not constitute qualified stated interest. Notice will be given in the applicable prospectus supplement when the Republic determines that a particular debt security will be an Original Issue Discount Note.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Note with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that debt security for all days during the taxable year that you own the debt security. The daily portions of original issue discount on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Note, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of original issue discount on an Original Issue Discount Note allocable to each accrual period other than the final accrual period is an amount equal to the excess, if any of:

(i)	the product of the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over

(ii)	the sum of any qualified stated interest allocable to that accrual period.

Original issue discount allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating original issue discount for an initial short accrual period.

The “adjusted issue price” of an Original Issue Discount Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of original issue discount allocable to all prior accrual periods (determined without regard to the amortization of any premium or acquisition premium, as described below), reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an Original Issue Discount Note, other than qualified stated

interest, will generally be viewed first as payments of previously accrued original issue discount, to the extent of the previously accrued discount, and then as a payment of principal. The “yield to maturity” of a debt security is the discount rate that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Note denominated in U.S. dollars will generally be less in the early years and greater in the later years than amounts that would be includible on a straight-line basis. The Republic is required to provide information returns stating the amount of original issue discount accrued on Original Issue Discount Notes held of record by persons other than corporations and other exempt holders.

In the case of an Original Issue Discount Note that is a floating rate debt security, both the “yield to maturity” and the qualified stated interest generally will be determined for these purposes as though the debt security will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of some floating rate debt securities, the rate that reflects the yield that is reasonably expected for the debt security. Additional rules may apply if interest on a floating rate debt security is based on more than one interest index, or if the principal amount of the debt security is indexed in any manner.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed under “Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant yield basis. You should consult with your own tax adviser about this election.

In the case of an Original Issue Discount Note that is also a Foreign Currency Note, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the applicable foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period, or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period. Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period, or the last day of the taxable year, for an accrual period that spans two taxable years, or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under the caption “Payments or Accruals of Interest and Additional Amounts” above. Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Note that is also a Foreign Currency Note you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Note denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Note that is also a Foreign Currency Note, you will recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of such Original Issue Discount Note, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

If you purchase an Original Issue Discount Note outside of the initial offering at a cost less than its “remaining redemption amount”, or if you purchase an Original Issue Discount Note in the initial offering at a price other than such Note’s issue price, you will also generally be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Note at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price. The remaining redemption amount for an Original Issue Discount Note is the total of all future payments to be made on the Note other than qualified stated interest.

Certain of the Original Issue Discount Notes may be redeemed prior to maturity, either at the Republic’s option or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the prospectus supplement. Original Issue Discount Notes containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Notes with these features, you should carefully examine the prospectus supplement and consult your tax adviser about their treatment since the tax consequences of original issue discount will depend, in part, on the particular terms and features of the debt securities.

Short-Term Debt Securities

The rules described above will also generally apply to debt securities with maturities of one year or less (“short- term debt securities”), but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat a short-term debt security as having original issue discount. Thus, all short-term debt securities will be Original Issue Discount Notes. Except as noted below, if you are a cash-basis U.S. holder of a short-term debt security and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange, redemption or retirement of the debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the debt security during the period you held the debt security. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity of the debt security or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term debt security you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including certain trust funds, generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

Second, regardless of whether you are a cash- or accrual-basis holder, if you are the holder of a short-term debt security you can elect to accrue any “acquisition discount” with respect to the debt security on a current basis. Acquisition discount is the excess of the remaining redemption amount of the debt security at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term debt securities.

As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase debt securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about these features.

Premium and Market Discount

If you purchase an Original Issue Discount Note for an amount that is greater than its adjusted issue price but equal to or less than its remaining redemption amount, you will be considered to have purchased that Original

Issue Discount Note at an “acquisition premium.” Under the acquisition premium rules, the amount of original issue discount that you must include in gross income with respect to the Original Issue Discount Note for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold during the taxable year of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. Original Issue Discount Notes purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a Foreign Currency Note, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for those interest payments. Exchange gain or loss will be realized with respect to amortized premium on a Foreign Currency Note based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the Note and the exchange rate on the date when the holder acquired the Note. For a U.S. holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

If you purchase a debt security at a price that is lower than the debt security’s remaining redemption amount, or in the case of an Original Issue Discount Note, the debt security’s adjusted issue price, by 0.25% or more of the remaining redemption amount, or adjusted issue price, multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear “market discount” in your hands in the amount of such difference. In this case, any payment, other than qualified stated interest on, or any gain that you realize on the disposition of, the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you could be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant yield method. You must accrue market discount on a Foreign Currency Note in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the Foreign Currency Note.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a Foreign Currency Note that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the holder’s taxable year) and, upon disposition of the Foreign Currency Note, you will generally realize exchange gain or loss based on the difference between such average exchange rate and the exchange rate on the date of disposition.

Indexed Notes and Other Notes Providing for Contingent Payments

Special rules govern the tax treatment of certain debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating rate debt securities if the interest payable on the debt securities is based on more than one interest index. The Republic will provide a detailed description of the tax considerations relevant to U.S. holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant prospectus supplement.

Information Reporting and Backup Withholding

The paying agent must file information returns with the Internal Revenue Service in connection with payments made on debt securities to certain United States persons. You generally will not be subject to U.S. backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent, certify as to no loss of exemption from backup withholding and otherwise comply with applicable requirements of the backup withholding rules. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities (although you generally will not be subject to backup withholding tax if you satisfy the requirements described above). Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

In addition, a U.S. holder should be aware that recently enacted legislation imposes new reporting requirements with respect to the holding of certain foreign financial assets, including debt of foreign issuers, if the aggregate value of all of such assets exceeds US$50,000. A U.S. holder should consult its own tax adviser regarding the application of the information reporting rules to the Republic’s debt securities and the application of the recently enacted legislation to its particular situation.

PLAN OF DISTRIBUTION

The Republic may sell the debt securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

In addition, the Republic may sell the debt securities through a combination of any of the above methods of sale. In some cases, the Republic or dealers acting with the Republic or on the Republic’s behalf may also purchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of the Republic’s securities through any of these methods or other methods described in the applicable prospectus supplement.

The prospectus supplement relating to a particular series of debt securities will state:

•	the names of any underwriters;

•	the purchase price of the securities;

•	the proceeds to the Republic from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agent commissions or other items constituting agents’ compensation;

•	the public offering price;

•	any discounts or concessions allowed or paid to dealers; and

•	any securities exchanges on which the securities will be listed.

Any underwriter involved in the sale of securities will acquire the debt securities for its own account. The underwriters may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The debt securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, certain conditions must be satisfied before the underwriters become obligated to purchase securities from the Republic, and they will be obligated to purchase all of the debt securities if any are purchased. The underwriters may from time to time change without notice any public offering price of a particular series of debt securities and any discounts or concessions allowed or reallowed or paid to dealers.

If the Republic sells debt securities through agents, the prospectus supplement will identify the agent and indicate any commissions payable by the Republic. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis and will not acquire the debt securities for their own account. Agents may be deemed to be “underwriters” as that term is defined in the United States Securities Act of 1933, as amended, or the Securities Act.

The Republic may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from the Republic at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

The Republic may offer debt securities as consideration for the purchase of the Republic’s other debt securities, either in connection with a publicly announced tender offer or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of debt securities directly or through underwriters or agents. Agents and underwriters may be entitled to indemnification by the Republic against certain liabilities, including liabilities under the Securities Act or to contribution from the Republic with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters or their respective affiliates may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, the Republic, including in the ordinary course of business for which they may receive customary fees and expense reimbursement.

LEGAL MATTERS

Except as may otherwise be indicated in any prospectus supplement, the validity of any particular series of debt securities will be passed upon on behalf of the Republic by Cleary Gottlieb Steen & Hamilton LLP, United States counsel to the Republic, and Bae, Kim & Lee LLC, Korean counsel to the Republic. The validity of any particular series of debt securities will be passed upon on behalf of any underwriters or agents by United States and Korean counsel identified in the related prospectus supplement.

AUTHORIZED REPRESENTATIVES IN THE UNITED STATES

The authorized representative of the Republic in the United States is Mr. Byeong Sun Song, Consul, Korean Consulate General in New York, located at 335 East 45th Street, New York, New York 10017.

OFFICIAL STATEMENTS AND DOCUMENTS

The Minister of Strategy and Finance of The Republic of Korea, in his official capacity, has supplied the information set out under “The Republic of Korea”. Such information is stated on his authority. The documents identified in the portion of this prospectus captioned “The Republic of Korea” as the sources of financial or statistical data are official public documents of the Republic or its agencies and instrumentalities.

FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplement relating to the securities to be offered by this prospectus may contain future expectations, projections or “forward-looking statements”, as defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this prospectus are forward-looking statements. Although the Republic believes that the expectations reflected in the forward-looking statements are reasonable, the Republic can give no assurance that such expectations will prove correct. This prospectus discloses important factors that could cause actual results to differ materially from the Republic’s expectations (“Cautionary Statements”). All subsequent written and oral forward-looking statements attributable to the Republic or persons acting on the Republic’s behalf are expressly qualified in their entirety by the Cautionary Statements.

Factors that could adversely affect the future performance of the Korean economy include:

•	continuing difficulties in the housing and financial sectors in the United States and elsewhere and the resulting adverse effects on the global financial markets;

•	adverse conditions and volatility in the United States and worldwide credit and financial markets and the general weakness of the global economy;

•	financial difficulties and resulting ratings downgrades experienced by the governments of Greece and other countries in Europe;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates and stock markets;

•	substantial decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer and small and medium sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•

adverse developments in the economies of countries that are important export markets for the Republic, such as the United States, Europe, Japan and China, or in emerging market economies in Asia or elsewhere;

•

the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from the Republic to China);

•	social and labor unrest;

•

a decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased Government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome, or SARS, or an outbreak of swine or avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between the Republic and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in the Republic;

•	hostilities or unrest involving oil producing countries in the Middle East and Northern Africa and any material disruption in the supply of oil or increase in the price of oil;

•

the occurrence of severe earthquakes, tsunamis or other natural disasters in Korea and other parts of the world, particularly in trading partners (such as the March 2011 earthquake in Japan, which also resulted in the release of radioactive materials from a nuclear plant that had been damaged by the earthquake); and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and the Republic or the United States.

FURTHER INFORMATION

The Republic filed a registration statement with respect to the securities with the Securities and Exchange Commission under the Securities Act, and its related rules and regulations. You can find additional information concerning the Republic and the securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 100 F Street N.E., Washington, D.C. 20549.

The Securities and Exchange Commission maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Any filings that the Republic makes electronically are available to the public over the Internet at the Securities and Exchange Commission’s website (http://www.sec.gov).

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 11.    Estimated Expenses.

It is estimated that our expenses in connection with the sale of the debt securities hereunder, exclusive of compensation payable to underwriters and agents, will be as follows:

SEC Registration Fee	US$	275,100
Listing Fee and Expenses	US$	25,000
Printing Expenses		150,000
Rating Agencies’ Fees		350,000
Legal Fees and Expenses		450,000
Fiscal Agent Fees and Expenses		50,000
Blue Sky Fees and Expenses		3,000
Miscellaneous		300,000

Total	US$	1,603,100

*	Based on three underwritten offerings of the debt securities.

UNDERTAKINGS

The Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser;

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

CONTENTS

This registration statement consists of:

(1)	The facing sheet.

(2)	An explanatory note.

(3)	Part I consisting of the prospectus.

(4)	Part II consisting of pages II-1 to II-6.

(5)	The following exhibits:

A.	Form of Underwriting Agreement, incorporated herein by reference to Exhibit C filed as part of Post- Effective Amendment No. 1 to the Registration Statement of the Republic of Korea (No.333-8502).

B.	Form of Fiscal Agency Agreement, dated as of April 17, 1998, including forms of debt securities, incorporated herein by reference to Exhibit A to the Registration Statement of The Republic of Korea (No. 333-8502).

C.	Form of Amendment No. 1 to the Fiscal Agency Agreement, dated as of June 3, 2003, incorporated herein by reference to Exhibit B-1 filed as part of Post-Effective Amendment No. 3 to the Registration Statement of The Republic of Korea (No. 333-8502).

D.	Form of debt securities (attached to the Form of Amendment No. 1 to the Fiscal Agency Agreement), incorporated herein by reference to Exhibit B-2 filed as part of Post-Effective Amendment No. 3 to the Registration Statement of The Republic of Korea (No. 333-8502).

E.	Opinion (including consent) of Bae, Kim & Lee LLC, Korean counsel to the Republic, in respect of the legality of the Debt Securities.*

F.	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, special U.S. counsel to the Republic, in respect of the legality of the Debt Securities.*

G.	Consent of the Minister of Strategy and Finance of the Republic of Korea (included on Page II-4).

H.	Power of Attorney of the Minister of Strategy and Finance of the Republic of Korea, incorporated herein by reference to Exhibit H to the Registration Statement of The Republic of Korea (No. 333-118631).

I.	Letter appointing Authorized Representative of the Republic of Korea in the United States.*

*	Previously filed.

SIGNATURE OF THE REGISTRANT

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the registrant, The Republic of Korea, has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Seoul, The Republic of Korea, on the 10th day of May 2013.

THE REPUBLIC OF KOREA

By:	Oh-seok Hyun†*
Minister of Strategy and Finance

†By:	/s/ Heenam Choi
Heenam Choi
(Attorney-in-fact)

*	Consent is hereby given to the use of his name in connection with the information specified in this registration statement or amendment thereto to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the undersigned, a duly authorized representative of The Republic of Korea in the United States, has signed this registration statement or amendment thereto in The City of New York, New York, on the 10th day of May 2013.

By:	/s/ BYEONG SUN SONG
Byeong Sun Song
Consul
Korean Consulate General in New York

EXHIBIT INDEX

A.	Form of Underwriting Agreement, incorporated herein by reference to Exhibit C filed as part of Post-Effective Amendment No. 1 to the Registration Statement of the Republic of Korea (No.333-8502).

B.	Form of Fiscal Agency Agreement, dated as of April 17, 1998, including forms of debt securities, incorporated herein by reference to Exhibit A to the Registration Statement of The Republic of Korea (No. 333-8502).

C.	Form of Amendment No. 1 to the Fiscal Agency Agreement, dated as of June 3, 2003, incorporated herein by reference to Exhibit B-1 filed as part of Post-Effective Amendment No. 3 to the Registration Statement of The Republic of Korea (No. 333-8502).

D.	Form of debt securities (attached to the Form of Amendment No. 1 to the Fiscal Agency Agreement), incorporated herein by reference to Exhibit B-2 filed as part of Post-Effective Amendment No. 3 to the Registration Statement of The Republic of Korea (No. 333-8502).

E.	Opinion (including consent) of Bae, Kim & Lee LLC, Korean counsel to the Republic, in respect of the legality of the Debt Securities.*

F.	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, special U.S. counsel to the Republic, in respect of the legality of the Debt Securities.*

G.	Consent of the Minister of Strategy and Finance of the Republic of Korea (included on Page II-4).

H.	Power of Attorney of the Minister of Strategy and Finance of the Republic of Korea, incorporated herein by reference to Exhibit H to the Registration Statement of The Republic of Korea (No. 333-118631).

I.	Letter appointing Authorized Representative of the Republic of Korea in the United States.*

*	Previously filed.